UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C - OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Name of Issuer	**Above: Space Development Corporation**
Central Index Key (CIK number)	**0001841998**
Standard Industrial Classification code (SIC code)	**4789 – Transportation Services, NEC**
Form	**Corporation**
Jurisdiction of incorporation	**Delaware**
Date of organization	**June 16, 2022**
Physical address of issuer	**4100 Market Street SW, Suite 100, Huntsville, AL 35808**
Website of issuer	**AboveSpace.com**
Is there a co-issuer?	**No**
Name of co-issuer	**na**
Name of intermediary	**Silicon Prairie Online, LLC ("Silicon Prairie")**
CIK number of intermediary	**0001711770**
SEC file number of intermediary	**007-00123**
CRD number of intermediary	**289746**
Amount of compensation to be paid to the intermediary	**The compensation to be paid to Silicon Prairie includes a listing fee of $2,500 *plus* commissions of 5.00% of the amount raised from $0 to $1,000.000.00 *plus* 4.00% of the amount between $1,000,000.01 and $2,000,000.00 *plus* 3.00% of the amount between $2,000,000.01 and $10,000,000.00 *plus* 1.00% of any amounts over $10,000,000.01. Total commissions earned on any particular financing are based on cumulative lifetime raises with Silicon Prairie which, in this case, total $386,550 as of October 27, 2023.**
Any other direct or indirect interest in the issuer held by the intermediary?	**None**
Type of security offered	**Common Stock**
Target minimum number of securities to be offered	**5,000 Shares**
Price	**$2.30 per Share**
Method for determining price	**The price of the Shares was determined solely by management and the board of directors and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach**
Target minimum offering amount	**$11,500**
Oversubscriptions accepted?	**Yes**
If "yes", describe how oversubscriptions will be allocated	**First-come, first-served basis**
Maximum offering amount, if different from target minimum offering amount	**$3,220,000**
Deadline to reach the target offering amount	**December 31, 2023**
Note: If investment commitments do not equal or exceed the target minimum offering amount at the offering deadline, no securities will be sold, investment commitments will be canceled, and committed funds will be returned.	
Current number of employees	**6**

Financial Highlights ($)	The Company	The Company & Predecessor	The Predecessor
	Most recent fiscal year ended Jun 30, 2023	Prior six months ended Jun 30, 2022	Prior fiscal year ended Dec 31, 2021
Total assets	842,091	581,307	360,106
Cash & cash equivalents	685,462	521,642	315,432
Accounts receivable	-	-	-
Short-term debt	-	-	-
Long-term debt	-	-	-
Revenues	1,086,747	2,133	-
Cost of goods sold	-	-	-
Taxes paid	1,852	1,703	1,705
Net loss	(154,954)	(610,400)	(1,368,394)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
X = securities offered; **blank** = securities not offered

	Jurisdiction		Jurisdiction		Jurisdiction		Jurisdiction		Jurisdiction
X	Alabama	X	Idaho	X	Mississippi	X	Ohio	X	Virginia
X	Alaska	X	Illinois	X	Missouri	X	Oklahoma	X	Washington
X	Arkansas	X	Iowa	X	Montana	X	Oregon	X	West Virginia
X	California	X	Kansas	X	Nebraska	X	Pennsylvania	X	Wisconsin
X	Colorado	X	Kentucky	X	Nevada	X	Rhode Island	X	Wyoming
X	Connecticut	X	Louisiana	X	New Hampshire	X	South Carolina		
X	Delaware	X	Maine	X	New Jersey	X	South Dakota	X	Guam
X	District of Columbia	X	Maryland	X	New Mexico	X	Tennessee	X	Northern Marianas
X	Florida	X	Massachusetts	X	New York	X	Texas	X	Puerto Rico
X	Georgia	X	Michigan	X	North Carolina	X	Utah	X	U.S. Virgin Islands
X	Hawaii	X	Minnesota	X	North Dakota	X	Vermont		

The date of this Offering Statement on Form C is October 30, 2023



OFFERING STATEMENT ON FORM C
ABOVE: SPACE DEVELOPMENT CORPORATION

ABOVE
SPACE DEVELOPMENT

COMMON STOCK
AT LEAST 5,000 AND UP TO 1,400,000 SHARES AT $2.30 PER SHARE

Above: Space Development Corporation ("ABOVE", the "Company", "we", "us", or "our") is conducting this offering of its Common Stock (individually, a "Share", and collectively, the "Shares") on Form C (the "Offering Statement") through Silicon Prairie Online LLC ("Silicon Prairie") in reliance upon an exemption from registration pursuant to Section 4(a)(6) and Regulation Crowdfunding (§227.100 et seq.) ("Reg CF") of the U.S. Securities Act of 1933, as amended (the "Securities Act") promulgated by U.S. Securities and Exchange Commission (the "SEC").

ABOVE is a Delaware corporation formed on June 16, 2022. The predecessor of ABOVE was Orbital Assembly Corporation, a California corporation ("Assembly" or the "Predecessor") formed on August 21, 2019. On September 9, 2022, Assembly was merged with Orbital, effectively re-domiciling Orbital in the state of Delaware. ABOVE designs and intends to develop, manufacture, and operate large structures in space, including commercial, gravity-capable space stations, solar power platforms, and propellant depots located initially in Earth orbit and cislunar space, and ultimately throughout the solar system, enabling humanity to work, play, and thrive in space.

Silicon Prairie is a funding portal registered with the SEC and FINRA, is not a registered broker-dealer, and does not give investment advice, endorsements, analyses, or recommendations with respect to any securities. All securities offered hereby, and all information included in this document, is the responsibility of the Company and Silicon Prairie has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Silicon Prairie or nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information in this document or the use of information in this document

	Shares Offered	Price per Share (1)	Gross Proceeds	Commissions (2)	Net Proceeds (3)
Minimum Offering	5,000	$2.30	$11,500	$3,075	$8,425
Maximum Offering	1,400,000	$2.30	$3,220,000	$109,772	$3,073,928
Minimum investment (4)	100	$2.30	$230.00	$11.50	$218.50

1) The Company may elect in its sole discretion to selectively discount the purchase price per Share to any purchaser, based on size of a subscription, timing of purchase, and other factors deemed relevant by the Company.
2) The compensation to be paid to Silicon Prairie includes a listing fee of $2,500 *plus* commissions of 5.00% of the amount sold from $0 to $1,000.000.00 *plus* 4.00% of the amount sold between $1,000,000.01 and $2,000,000.00 *plus* 3.00% of the amount sold between $2,000,000.01 and $10,000,000.00 *plus* 1.00% of any amounts sold over $10,000,000.01. Total commissions earned on any particular financing are based on cumulative lifetime raises with Silicon Prairie which, in the case of the Company, total $386,550 as of October 27, 2023.
3) Excludes up to $10,000 and $80,000 of legal, accounting, and promotional expenses that may be incurred by the Company in connection with this offering in the minimum and maximum cases, respectively.
4) Offering costs for the minimum investment include commissions of 5.00% of gross proceeds but exclude legal, accounting, and promotional expenses.

The date of this Offering Statement on Form C is October 30, 2023

Additional Information

Questions, inquiries, and requests for information regarding the Company may be directed to:

Tim Alatorre
Chairman, Chief Operating Officer & Chief Financial Officer
909-500-1323
tim@abovespace.com
ABOVE: SPACE DEVELOPMENT CORPORATION
4100 Market Street SW, Suite 100, Huntsville, AL 35805
abovespace.com

Disclaimers

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature.

The Company is filing this Form C pursuant to Reg CF which requires that it must file a report with the SEC annually and post the report on its website at abovespace.com no later than 120 days after the end of each fiscal year covered by the report.

You should rely only on the information contained in this Offering Statement Form C. We have not authorized anyone to provide you with information different from that contained herein. You should assume that the information contained in this Form C is accurate only as of the date hereof, regardless of the time of delivery. Our business, financial condition, results of operations, and prospects may have changed since such date.

The statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by:

1) Being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended,
2) Filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record,

3) Filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000,
4) The repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or
5) The liquidation or dissolution of the Company.

Eligibility

The following are true for the Company, specifically it is:
- Organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Reg CF.
- Has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Reg CF during the two years immediately preceding the filing of this Offering Statement.
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Other Information

Neither the Company nor its Predecessor have previously failed to comply with the ongoing reporting requirements of Rule 202 of Reg CF.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Forward Looking Statements

This Offering Statement on Form C and any documents incorporated by reference contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Offering Statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "should", "can have", "likely", and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Offering Statement and any documents incorporated by reference are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Offering Statement, you should understand that these statements are not guarantees of performance or results and involve risks, uncertainties, and assumptions, many of which are beyond the Company's control. Although the Company believes that its forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect actual operating and financial performance and may cause such to differ materially from that anticipated. Should one or more of these risks or uncertainties materialize, or should any assumptions prove incorrect or change, the Company's actual performance may vary materially from that projected in forward-looking statements.

Any forward-looking statement made by the Company in this Offering Statement, or any documents incorporated by reference, speaks only as of the date hereof. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statement, whether because of new information, future developments, or otherwise, except as may be required by law.

The date of this Offering Statement on Form C is October 30, 2023

Table of Contents

THE COMPANY

Overview

Above: Space Development Corporation (the "Company", “ABOVE”, "we", "us", or "our"), and its single subsidiary, Above: Orbital Inc. (“Orbital”), were incorporated on June 16, 2022 under the laws of Delaware. The Company’s predecessor, Orbital Assembly Corporation (“Assembly” or the “Predecessor”) was formed on August 21, 2019 in California. On September 9, 2022, Assembly was merged with Orbital, effectively re-domiciling Orbital in the state of Delaware.

ABOVE designs and intends to develop, manufacture, and operate large structures in space, including commercial, gravity-capable space stations, solar power platforms, and propellant depots located initially in Earth orbit and cislunar space, and ultimately throughout the solar system, enabling humanity to work, play, and thrive in space.

To design these structures, ABOVE leverages existing commercial-off-the-shelf (COTS) space flight products and its own proprietary technology. Additionally, the Company provides construction support services and tools to other private space companies and government space agencies.


U.S. AIR FORCE
EOCCW
AFRL
SHIPSHAPE
ROGUE
LEOcloud
LifeShip
CISLUNAR INDUSTRIES
Ascent SOLAR
NASA
Inflatable Flight Article
Software Tested at NASA
Archimedes test article
IOTA Thruster Quad
Customer Commitments
SAA Signed in 2023

Since 2019, ABOVE has achieved validation of its intellectual property and technologies. Milestones to date include:

- Tested and validated pressure vessels;
- On-orbit, rapidly deployable free flyer space platform designs;
- Design of energy platforms for power beaming and communications;
- Unique software applications for structure deployment and spacecraft operations;
- Gas thruster development;
- Customer commitments for upcoming space missions; and
- Umbrella Space Act Agreement (SAA) between ABOVE and NASA’s Marshall Space Flight Center.

Today, commercial access to on-orbit facilities is bottlenecked by the International Space Station (ISS), since Tiangong, China’s space station, does not support most mission models. The waiting list is currently up to three years. Access is also very expensive, space for commercial purposes is quite limited, the cadence is slow, and automated systems are lacking. For example, to get a payload aboard the ISS, the regulatory costs alone amount to about $100,000 per kilogram (a liter of water weighs about 1 kg). It is not only cargo, but also passengers that are expensive - an eight day visit to the ISS by a single private space traveler will cost over $58 million.

These shortcomings all indicate demand for versatile and rapidly accessible platforms from a large and growing population of commercial, government, and institutional customers; clearly, there is not enough “space in Space”. Our economic model is focused on providing multiple on-demand, commercially available, leasable spaces, scaling seamlessly to habitable stations with gravity. The entire landscape of access to space is undergoing a dramatic revolution; our strategy exploits this phenomenon to the fullest and sets us apart from our competition. The

reduction of costs for launch, and of our rapidly deliverable platforms, make possible a profit-driven enterprise.

While the legacy space industry is well behind in addressing the commercial challenges of the aging ISS, ABOVE now has a solution – Prometheus - that might be deployed as early as late summer 2024, or about nine months from now. Our closest competitor is not launching until 2027. And ABOVE's product development continues from there:

ABOVE Product Roadmap, October 2023


Increase to 53%
volume of ISS
Increase to 176%
volume of ISS

Prometheus (Automated Platform)	**SIB - Station in a Box** (Zero G Station)	**Pioneer** (Artificial Gravity Station)
• On-orbit - ~9 mo (planned 2024) • Cargo specs - 90 CVU[1], total of 2 m^3; power of up to 50 kW • Development costs of ~$4m • At scale production cost of ~$2m/unit • Revenue potential of ~$100m/yr within 2 yrs	• On-orbit - ~32 mos (early 2026) • Cargo specs - 20,000 CVU, total of 400 m^3; power of up to 150 kW • 48 hr end-to-end payload delivery and down massing capability • Development costs of ~$300m • Retail of less than $21k/CVU • Revenue potential of $2.2b within 2 yrs	• On-orbit - TBD (~2028) • Expandable from SIB • Cargo specs - tbd • Ship specs - tbd
• Multiple customer LOIs for 2024 mission	• Customer LOI for mid-2024 feasibility study	• NASA SAA to support development

The ISS was, and competitive planned space stations are expected to be, produced on a one-off basis. In contrast, our first platforms will set in motion economies of scale allowing for the delivery of multiple units per year, not one per 10 years as under the current model, allowing commercial use on a continuous basis, and for enormous cost savings.

Company	Platform	1st On-orbit	CVU	Financial backers
USA, et al	ISS	20 November 1998	53	United States (NASA), Russia (Roscosmos), Japan (JAXA), Europe (ESA), and Canada (CSA)
China	Tiangong	29 April 2021	NA	People's Republic of China (China Manned Space Agency)
Varda Space Industries (1)	satellite	June 2023	10	Khosla Ventures, Founders Fund, General Catalyst, Caffeinated Capital, LUX, AlsoCapital
ABOVE	*Prometheus*	*August 2024*	*90*	*various*
Vast	Haven-1	2025	40	unknown
ABOVE	*SIB*	*Spring 2026*	20,000	*various*
Blue Origin	Orbital Reef	2027	100	Ares ERIF Group, US Space Force, NASA

1 A CVU or *c*ommercial *v*olume *u*nit is equal to 1 liter, 0.001 m^3 (cubic meters), or ~0.04 ft^3 (cubic feet).

Company	Platform	1st On-orbit	CVU	Financial backers
Axiom Space	AxStation	2028	100	Boryung Pharmaceutical, Drake Management, Meadow Ventures, IBX, SpaceFund, Prime Movers Lab, Gaingels, MyAsiaVC, Flucas Ventures, Devansh Shah, Alumni Ventures Group, UP Partners, Invariantes Fund, Inertia Ventures
Nanoracks	Starlab	2028	300	Abu Dhabi Investment, Space Capital
Airbus	LOOP	TBD	1,200	Publicly traded. In September 2023, it was announced that the LOOP project is being merged with the Voyager Space Holdings / Nanoracks program, replacing the Starlab concept.
Northrop Grumman	Cygnus Plus	TBD	40	State Street, Vanguard, Capital Group, BlackRock. Project canceled in September 2023.
Redwire	Archinaut	TBD	20	AE Industrial Partners

1 Varda launched its first 300 kg (660 lb) satellite on a Falcon 9 rocket in June 2023 to demonstrate the ability to produce pharmaceuticals in microgravity. Returning the capsule to Earth was planned for mid-July 2023, but the company launched the vehicle without a reentry license and an application was denied on September 6, 2023 due to a failure to demonstrate compliance with FAA regulatory requirements.

Sources: trade press, Wikipedia.com, accessed October 4, 2023.

Through September 30, 2023, to fund its operations, the Company and its predecessor have raised over $3,180,000 in capital, principally through the sale of common stock pursuant to the exemption from registration provided by Regulation CF. In connection with the merger of Assembly and Orbital, all outstanding equity interests of Assembly were exchanged for equity interests in ABOVE. Consequently, as of September 30, 2023, the Company had 81,866,446 common shares issued and outstanding. Based on the price of $2.25 per share achieved in its last financing round which closed on July 19, 2023 and not adjusting for illiquidity or marketability, the market capitalization of ABOVE would be approximately $184.2 million.

The Company expects to continue to raise funds to secure anchor customers, continue design and engineering activities, build orbital hardware, and hire additional talent.

ABOVE is led by a core team of four:
- Rhonda Stevenson, Chief Executive Officer, and President;
- Tim Alatorre, Architect, NCARB, Co-Founder, Chairman of the Board, Chief Operating Officer, and Chief Financial Officer;
- Thomas Spilker, PhD, Co-Founder, Vice Chairman and Chief Technology Officer; and
- Rob Miyake, Co-Founder, Director, and Senior Thermal Engineer.

The Company has six full-time employees and is headquartered at 4100 Market Street SW, Suite 100, Huntsville, Alabama 35808. Its telephone number is 909-500-1323, its general email address is info@above.space, its website is abovespace.com., and its news page is news.abovespace.com.

Recent Third Party News Reports

	Above Space Signs Umbrella Space Act Agreement With NASA Los Angeles CA (SPX) July 14, 2023 - Above Space Development Corporation, a key player in the space technology sector, has recently inked an Umbrella Space Act Agreement (SAA) with NASA, a development set to have significant implication… Space Daily – July 15, 2023 (2.5 months from September 30,2023)
	World's First Ever Space Hotel With Artificial Gravity, Expected To Be Ready By 2025 Orbital Assembly intends to launch the first Hilton space hotel floating above the planet. The company has grand ideas for opulent accommodations and zero-gravity activities. The Hotel aboard Voyager Station will have numerous amenities… Startup Pakistan - May 9, 2023 (4.7 months from September 30,2023)

	**US Space Force Orbital Prime Awards Contract To Orbital Assembly** Huntsville AL (SPX) March 17, 2023 - Orbital Assembly has been awarded a $1.7 million contract from the United States Space Force to develop rapidly deployable on-orbit structural technologies to support many types of electronic equipment… Space War – March 21 2023 (6.3 months from September 30,2023)
	**USSF Awards Million Dollar Contract To Orbital Assembly** Orbital Assembly has been awarded a $1.7 million contract from the United States Space Force (USSF) to develop rapidly deployable, on-orbit, structural technologies to support many types of electronic equipment. SatNews – March 20, 2023 (6.4 months from September 30,2023)
	**Orbital Assembly Receives $1.7 Million Contract From U.S. Space Force** The SBIR award will fund Orbital Assembly's development of a lightweight space structure. Business Alabama – March 16, 2023 (6.5 months from September 30,2023)
	**Orbital Assembly Announces Hosted Payload Services With Variable Gravity On Pioneer Space Station** Huntsville AL (SPX) December 12, 2022 - Orbital Assembly (OA) is announcing a new program and mission design as well as planning services for station-class hosted payloads on the company's micro and artificial gravity space stations... Space Daily – December 12, 2022 (9.6 months from September 30,2023)
	Orbital Assembly Will Host Space Payloads Huntsville-based Orbital Assembly says that it will offer space program and mission support services for payloads on the company's micro and artificial gravity space stations Business Alabama – December 9, 2022 (9.7 months from September 30,2023)
	Orbital Assembly Announces New Equity Offering To Advance Hybrid-Gravity Space Station Development Huntsville AL (SPX) December 08, 2022 - Orbital Assembly (OA), a leader in the race to make Hybrid-Gravity™ space accessible for leisure, commercial and industrial activities has announced a crowdfunding equity offering (Regulation CF). Space Daily – December 8, 2022 (9.7 months from September 30,2023)
Source: PitchBook, Above Space Company Profile/News (subscription required), accessed September 30, 2023	

THE OFFERING & PLAN OF DISTRIBUTION

The Securities .... The Company is a Delaware corporation incorporated on June 16, 2022 and is governed by the terms and conditions of its certificate of incorporation and bylaws. Under the provisions of such documents, as of September 30, 2023, ABOVE had two classes of capital stock authorized: 175,000,000 shares of voting Common Stock with a par value $0.001 per share and 75,000,000 shares of preferred stock. The Company has not filed any certificates of designation to establish the rights and preferences of any preferred stock.

ABOVE is offering a minimum of 5,000, and up to a maximum of 1,400,000 shares of Common Stock (each, a "Share", and collectively, the "Shares") at a price of $2.30 per Share (the "Offering"). The "Minimum Offering" is therefore $11,500 and the "Maximum Offering" is $3,220,000. The minimum investment per investor is 100 Shares or $230.00.

	Shares	Percent of Shares	Price per Share	Total capital	Percent of capital
Minimum Offering					
Shares outstanding..........................	81,866,446	99.99%	$ 0.0389	$ 3,180,800	99.64%
New investors....................................	5,000	0.01%	2.3000	11,500	0.36%
Total / wtd avg.............................	81,871,446	100.00%	$ 0.0390	$ 3,192,300	100.00%
Maximum Offering					
Shares outstanding..........................	81,866,446	98.32%	$ 0.0389	$ 3,180,800	49.69%
New investors....................................	1,400,000	1.68%	2.3000	3,220,000	50.31%
Total / wtd avg.............................	83,266,446	100.00%	$ 0.0769	$ 6,400,800	100.00%

The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's bylaws for all Shares sold in this Offering.

The price of the Shares was determined solely by the Company's management and board of directors and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell our preferred stock, Common Stock, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell such securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

11

Investor Perks .... By investing the following amounts, investors may be eligible for the following "perks". Please note that certain terms and conditions may apply.

	**Package 1 – Invest $460 for 200 Shares, get "Your Photo In Space"** *- 200 available* We will submit your photo in space on the Prometheus mission and take a photo of your photo. The easiest way to get to space.
	**Package 2 – Invest $8,510 for 3,700 Shares, get "Your Name in Metal"** *- 20 available* Everything in Package 1, *plus* your name engraved on the Prometheus spacecraft. We will provide pictures of your name on the spacecraft pre-launch and in space.
	**Package 3 – Invest $43,240 for 18,800 Shares, "Come to the Launch"** *- 5 available* Everything in Packages 1 and 2, *plus* a VIP invitation to the launch where we will present you a commemorative plaque for your significant investment.
	**Package 4 – Invest $303,600 for 132,000 Shares, get a "Commemorative Plaque on the Spacecraft"** *- 5 available* Everything in Packages 1, 2 and 3, *plus* a 42 cm² plaque on the spacecraft noting your contribution to this critical incremental step to ensure that humanity becomes a permanent, space-faring civilization.

Sources & Uses of Funds .... In general, the funds from this Offering will be used to accelerate the development and launch of the Prometheus spacecraft. Specifically, the Company will use the proceeds of the Offering as shown below. Pending such uses, the net proceeds of the Offering will be held as cash or cash equivalents.

The table below summarizes the sources and uses of funds from the Offering:

	Minimum Offering	Maximum Offering
Sources of Funds		
Total Shares sold..	5,000	1,400,000
Price per Share ($)...	$ 2.30	$ 2.30
Total sources (gross sales proceeds)...	$ 11,500	$ 3,220,000
Uses of Funds		
Engineering and design..	$ -	$ 1,628,000
Prometheus flight hardware...	-	1,039,800
General corporate purposes...	925	364,928
Intermediary fees (1)..	575	107,272
Legal, accounting, promotional, and other costs......................	10,000	80,000
Total financing costs..	10,575	187,272
Total uses...	$ 11,500	$ 3,220,000

Note

1 - Silicon Prairie crowdfunding portal services fee schedule:

Listing fee...	2,500
Securities previously sold...	386,550
Minimum commission dollars..	-

	Minimum	Maximum
Securities sold (gross sales proceeds)..	11,500	3,220,000

Bracket	From	To	Commission rate	Minimum commission	Maximum commission
First bracket...	-	1,000,000	5.00%	575	30,673
Second bracket....................................	1,000,000	2,000,000	4.00%	-	40,000
Third bracket..	2,000,000	10,000,000	3.00%	-	36,600
Fourth bracket.....................................	10,000,000	or more	1.00%	-	-
Commission dollars..................................				575	107,272
Listing fee dollars....................................				2,500	2,500
Total fees..				3,075	109,772
Sale proceeds, net of fees....................				8,425	3,110,228
Total fees, percent of securities sold......				26.74%	3.41%

Capitalization........................... The table below summarizes the actual and proforma capitalization of the Company as of June 30, 2023

At Jun 30, 2023

	Minimum Offering			Maximum Offering		
	Actual	**Adjustments**	**Proforma**	**Actual**	**Adjustments**	**Proforma**
Cash and cash equivalents..............	$ 685,462	$ 925	$ 686,387	$ 685,462	$ 3,032,728	$ 3,718,190
Accounts receivable.........................	90,254	-	90,254	90,254	-	90,254
Prepaid expenses and other............	66,375	-	66,375	66,375	-	66,375
Total assets...................................	$ 842,091	$ 925	$ 843,016	$ 842,091	$ 3,032,728	$ 3,874,819
Total current liabilities......................	$ 151,080	$ -	$ 151,080	$ 151,080	$ -	$ 151,080
Total long term liabilities..................	1,089	-	1,089	1,089	-	1,089
Total liabilities................................	152,169	-	152,169	152,169	-	152,169
Common Stock..................................	19,980	5	19,985	19,980	1,400	21,380
Additional paid-in capital..................	2,868,155	11,495	2,879,650	2,868,155	3,218,600	6,086,755
Retained earnings (deficit)..............	(2,198,213)	(10,575)	(2,208,788)	(2,198,213)	(187,272)	(2,385,485)
Total equity....................................	689,922	925	690,847	689,922	3,032,728	3,722,650
Total liabilities & equity................	$ 842,091	$ 925	$ 843,016	$ 842,091	$ 3,032,728	$ 3,874,819

The Intermediary..................... The Offering is being conducted through Silicon Prairie Online LLC ("Silicon Prairie"), a regulated funding portal registered with the SEC and the Financial Institutions Regulatory Authority ("FINRA"). The compensation to be paid to Silicon Prairie includes a listing fee of $2,500 *plus* commissions of 5.00% of the amount sold from $0 to $1,000.000.00 *plus* 4.00% of the amount sold between $1,000,000.01 and $2,000,000.00 *plus* 3.00% of the amount sold between $2,000,000.01 and $10,000,000.00 *plus* 1.00% of any amounts sold over $10,000,000.01. Total commissions earned on any particular financing are based on cumulative lifetime raises with Silicon Prairie which, in the case of the Company, total $386,550 as of October 27, 2023.

The Offering............................. The Offering Period will expire on December 31, 2023 at 11:59 pm Central Time (the "Offering Deadline"), subject to extension for additional periods at the discretion of the Company. If we raise at least the Minimum Offering prior to the Offering Deadline, the ending date of the Offering Period may be accelerated; *provided that* the Offering Period must be at least 21 days. Investors that have committed funds will be notified of any such change at least five business days prior to the new end date.

Silicon Prairie will notify investors via the campaign page when the Minimum Offering amount has been met.

If we reach the Minimum Offering amount before the Offering Deadline, we may conduct the first of multiple or rolling closings of the Offering early. Thereafter, we may continue the Offering and conduct additional closings until the Maximum Offering is achieved or the Offering Deadline is reached.

Oversubscriptions will be allocated on a first-come, first-served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Investor Qualifications............. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

How to Subscribe .... The minimum subscription is for 100 Shares or $230.00. The Company reserves the right to accept or reject subscriptions from potential investors for any reason. A minimum of 5,000 Shares must be sold in order for the Company to accept any subscriptions.

There are no fees to open an investment account on the Portal or to make an investment in the Shares. In order to subscribe for Shares, a prospective investor must complete and execute a Subscription Agreement, the form of which is attached hereto as "Appendix E – Subscription Agreement – form of".

If the Company rejects a requested subscription for any reason, a full refund, without deduction or interest, will be made. After such a refund has been made, the Company and its directors, officers, and agents will have no further liability to the prospective investor.

More detailed instructions appear on the Instructions page immediately preceding the Subscription Agreement.

Each properly completed and tendered subscription constitutes an irrevocable offer to purchase Shares for thirty (30) calendar days, unless sooner accepted or rejected by the Company in its sole discretion.

Material Changes .... If the Company determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm their commitment within five business days. If an investor does not reconfirm their commitment within such period, the subscription will be cancelled, and funds will be returned.

In the event the Company fails to reach the Minimum Offering, any investment commitments will be cancelled, and funds will be returned to the investors.

Closing & Escrow Process......... Investors that have signed Subscription Agreements to purchase Shares will pay their committed investment amount into a non-interest bearing escrow account maintained by Silicon Prairie with BankVista of Sartell, Minnesota. Payment instructions are available on the Portal during the investment process.

15

Our transfer agent, Silicon Prairie Registrar and Transfer, LLC ("SPRT"), an affiliate of Silicon Prairie, keeps records of our issued and outstanding Common Stock (the "Securities") and issues digital Securities to investors in connection with each closing - paper certificates will not be available. At each closing, SPRT will record the issuance of Shares to investors when funds are received from the escrow agent. Like other online investment accounts, investors have access to their Securities through the Silicon Prairie portal.

Silicon Prairie will notify the Company and investors when the Minimum Offering has been met. Unless the Company raises at least the minimum amount, no Shares will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Investors may cancel an investment commitment for any reason up until 48 hours prior to a closing (each, a "Cancellation Period") by logging into their account with Silicon Prairie, browsing to the Investor Dashboard, and clicking to cancel their commitment. If an investor does not cancel their commitment during a Cancellation Period, funds will be released to the Company upon closing and the investor will receive Securities in exchange for their investment. Further, if an investor does not reconfirm their investment after a material change is made to the Offering, their commitment will be cancelled, and funds will be returned.

Restrictions on Transfer .... The Shares may not be transferred by any investor during the one-year period beginning when issued, unless:
1. To the Company;
2. To an accredited investor;
3. As part of an offering registered with the SEC; or
4. To a member of the family of the investor or the equivalent[2], to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

In addition, there is no ready market for the Shares, and it may be difficult or impossible for an investor to sell or otherwise dispose of them. Furthermore, investors are not permitted to assign the Shares without the Company's prior written consent.

Governing Law .... The Offering will be governed by the laws of the state of Delaware.

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[2] The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

RISK FACTORS

THE STATEMENTS IN THIS SECTION DESCRIBE THE MOST SIGNIFICANT RISKS TO OUR BUSINESS AND SHOULD BE CONSIDERED CAREFULLY IN CONJUNCTION WITH THE REST OF THIS ANNUAL REPORT.

IN ADDITION, CERTAIN STATEMENTS IN THIS ANNUAL REPORT INCLUDE "FORWARD-LOOKING STATEMENTS" AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE UNCERTAINTIES THAT COULD SIGNIFICANTLY IMPACT RESULTS.

FORWARD LOOKING STATEMENTS GIVE CURRENT EXPECTATIONS OR FORECASTS OF FUTURE EVENTS ABOUT THE COMPANY OR OUR OUTLOOK. YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY THE FACT THEY DO NOT RELATE TO HISTORICAL OR CURRENT FACTS AND BY THE USE OF WORDS SUCH AS "BELIEVE," "EXPECT," "ESTIMATE," "ANTICIPATE," "WILL BE," "SHOULD," "PLAN," "FORECAST," "TARGET," "GUIDE," "PROJECT," "INTEND," "COULD" AND SIMILAR WORDS OR EXPRESSIONS.

FORWARD-LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS AND KNOWN RISKS AND UNCERTAINTIES. ALTHOUGH WE BELIEVE WE HAVE BEEN PRUDENT IN OUR ASSUMPTIONS, ANY OR ALL OF OUR FORWARD-LOOKING STATEMENTS MAY PROVE TO BE INACCURATE AND WE CAN MAKE NO GUARANTEES ABOUT OUR FUTURE PERFORMANCE.

SHOULD KNOWN OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE OR OUR UNDERLYING ASSUMPTIONS PROVE INACCURATE, ACTUAL RESULTS COULD MATERIALLY DIFFER FROM PAST RESULTS OR THOSE ANTICIPATED, ESTIMATED, OR PROJECTED.

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE. YOU SHOULD, HOWEVER, CONSULT ANY SUBSEQUENT DISCLOSURES WE MAKE IN OUR FILINGS WITH THE SEC.

THE FOLLOWING IS A CAUTIONARY DISCUSSION OF RISKS, UNCERTAINTIES, AND ASSUMPTIONS THAT WE BELIEVE ARE MATERIAL TO OUR BUSINESS. IN ADDITION TO THOSE DISCUSSED ELSEWHERE IN THIS REPORT, THE FOLLOWING ARE SOME OF THE IMPORTANT FACTORS THAT, INDIVIDUALLY OR IN THE AGGREGATE, WE BELIEVE COULD MAKE OUR ACTUAL RESULTS DIFFER MATERIALLY FROM THOSE DESCRIBED IN ANY FORWARD-LOOKING STATEMENTS.

IT IS IMPOSSIBLE TO PREDICT OR IDENTIFY ALL SUCH FACTORS AND, AS A RESULT, YOU SHOULD NOT CONSIDER THE FOLLOWING FACTORS TO BE A COMPLETE DISCUSSION OF RISKS, UNCERTAINTIES, AND ASSUMPTIONS.

Risks Related to the Company's Business & Financial Condition

We have incurred losses since our inception and recent positive revenue may not continue.

From the inception of our Predecessor on August 21, 2019 to June 30, 2023, we have accumulated losses of $2,285,000. While the Company earned its first revenue in fiscal 2023 and is starting to move towards recovery of past losses, we are unable to predict the extent of any future losses or when we will become profitable, if at all. If we are unable to achieve and then maintain profitability, the market value of our common stock will likely experience significant decline.

We are an early stage company with a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

Our Predecessor was formed on August 21, 2019 under the laws of the state of California, and the Company was effectively re-domiciled on September 9, 2022 and, as such, we have limited operating history which may make it difficult to evaluate our current business and prospects. We may encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, market acceptance of our existing and future solutions, managing customer implementations and developing new solutions. Our current operating model may require changes in order for us to achieve profitability and scale our operations efficiently. For example, we may need to enhance our products and product delivery to allow us to efficiently and cost-effectively develop and implement new programs, make our products easy to implement, ensure our marketing strategy is designed to drive highly qualified leads cost-effectively and implement changes in our sales model to improve the predictability of our sales and reduce our sales cycle. If we fail to implement these changes on a timely basis or are unable to implement them due to factors beyond our control, our business may suffer. You should consider our business and prospects in light of the risks and difficulties we face as an early-stage company.

Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must consider these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:
- Raise adequate financing
- Respond effectively to competition, and
- Attract and retain qualified employees

There can be no assurance that we will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow or be successful in implementing its business plan.

Our business plan and maintaining and expanding operations will require us to seek additional capital.

We will require additional capital in the future if we fail to successfully execute our business plan, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per-share value of our outstanding stock could decline. Moreover, any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our outstanding stock. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios.

If we need additional capital and cannot raise or otherwise obtain it on acceptable terms, we may not be able to, among other things:
- maintain or increase our product and service offerings;
- develop or introduce product enhancements;
- continue to expand our development, sales and marketing, and general and administrative organizations;
- acquire complementary technologies or businesses;
- expand our operations;
- hire and retain management, administrative staff, or other employees; or
- respond to competitive pressures or unanticipated working capital requirements.

Our cash and cash equivalents may not be sufficient to fund our operating expenses, capital equipment requirements, and other expected liquidity requirements.

Our future capital requirements will depend on a number of factors, including our success in developing and expanding markets for our products, payments under possible future strategic arrangements, continued progress of our research and development of potential products, the need to acquire licenses to new technology, costs associated with increasing our manufacturing and development facilities, costs associated with strategic acquisitions including integration costs and assumed liabilities, litigation expense, the status of competitive products, and potential cost associated with both protecting and defending our intellectual property. Additionally, actions taken because of the ongoing internal evaluation of our business could result in expenditures that are not currently contemplated. Factors that could affect our capital requirements, in addition to those listed include continued collections of accounts receivable consistent with our historical experience and our ability to manage product development efforts.

We have experienced losses, may not generate meaningful revenues or achieve profitability and may be unable to continue as a "going concern"; our inability to generate revenues and profits will adversely affect our business and the value of your investment.

For the 46 month period from the inception of our Predecessor to June 30, 2023, we have generated cumulative revenue of $1,083,000 and cumulative net losses of $2,285,000. As of June 30, 2023, we had current assets of $880,000 and current liabilities of $129,000, resulting in working capital of $751,000. Our operating results for future periods will include significant expenses, including increased sales and marketing costs and general and administrative expenses, for which we may not generate sufficient revenues or have enough available capital. The continuation of the Company as a going concern is contingent upon our ability to successfully continue to develop and market our products, generate additional revenues, and secure additional financing. There is no assurance that the Company will obtain necessary capital as, when, and to the extent needed.

To date we have generated sales with a small number of customers. Our failure to generate significant revenues and ultimately profits may force us to curtail our plans, suspend our operations and possibly even liquidate our assets and wind up and dissolve our Company. We may be unsuccessful in generating revenues or profits, in which case you will likely lose your investment.

Numerous companies compete with us. Our future performance will depend in large part upon our ability to provide products that are priced more attractively, and superior in quality to those provided by our competitors. However, many of our competitors are better positioned to take advantage of the current demand for products similar to ours. In addition, competitive pressures may necessitate price reductions, which can adversely affect revenues and profits. If we are not competitive in our ongoing product development and marketing efforts, we may be unsuccessful as a company. We cannot guarantee that competitors will not introduce comparable or superior products, which are priced more favorably than ours, or that we will operate profitably in the future.

Most of our actual and potential competitors have greater name recognition, financial, technical, and marketing resources, and more extensive customer bases and industry relationships than we do, all of which could be leveraged to gain market share to our detriment. Increased competition may result in reduced operating margins, loss of market share and diminished value of our brand. We may be unable to compete successfully against current and future competitors. In order to respond to changes in the competitive environment, we may, from time to time, make pricing or marketing decisions that could harm our business. For example, we may implement promotional campaigns, or reduce our pricing to remain competitive.

Competition in our industry could intensify, which could adversely affect our revenue, profitability, and market share.

The market for our products and services is highly competitive. We compete with several companies, many of which are better capitalized than we are, and their offerings may be substantially less expensive than the cost of our products and services.

Additionally, there are few barriers to entry in our industry. Some of our offerings are based on non-proprietary concepts and methods that may not be afforded significant protection under intellectual property laws. We anticipate new entrants into our industry providing products and services comparable to ours at reduced rates. Further, established companies with high brand recognition and extensive experience may develop products and services that are competitive with ours. Such increased competition could adversely affect our market share and potential growth and hinder our ability to maintain pricing, which could adversely affect our revenue and profitability.

We are highly dependent upon certain key personnel.

Our success depends upon the continued service of our founders and executives, including Timothy Alatorre, Thomas Spilker, and Rhonda Stevenson. Each of these people could terminate their relationship with us at any time while maintaining their entire ownership stake. The loss of any of these people might significantly delay or prevent the achievement of our business objectives and could materially harm our business, financial condition, and results of operations. We have no key man life insurance on any of these people to mitigate the financial impact of their potential loss.

No assurances may be given that we will be able to successfully execute our current business plan or develop any other new products or services.

Our business strategy outlines the use of the decades of experience our personnel have accumulated to expand the services and products we offer. These services and products are in the development stage and involve new and untested technologies and business models, which may not be successful and could result in the loss of any investment we make in developing them.

Product development involves a high degree of risk and uncertainty, and there can be no assurance that our potential products and services will be successfully developed, achieve their intended benefits, receive full market authorization, or be commercially successful.

We cannot be certain that additional financing will be available on reasonable terms when needed, or at all, which could seriously harm our business.

We have incurred significant net losses and negative cash flow from operations in prior periods. As a result, we need additional financing. Our ability to obtain additional financing when required will depend on investor demand, our operating performance, the condition of the capital markets, and other factors. Therefore, we cannot assure investors that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked securities, or debt, those instruments may have rights, preferences, or privileges senior to the rights of our Common Stock, and our existing stockholders may experience dilution.

Third parties may claim we are infringing their intellectual property rights, and we could suffer significant litigation or licensing expenses or be prevented from selling products.

As we introduce any new and potentially promising product or service or improve existing products or services with new features or components, companies possessing competing technologies, or other companies owning patents or other intellectual property rights, may be motivated to assert infringement claims to generate royalty revenues, delay or diminish potential sales, and challenge our right to market such products or services. Even if successful in defending against such claims, patent and other intellectual property related litigation is costly and time consuming. In addition, we may find it necessary to initiate litigation in order to protect our patent or other intellectual property rights, and even if the claims are well-founded and ultimately successful, such litigation is typically costly and time-consuming and may expose us to counterclaims, including claims for intellectual property infringement, antitrust, or other such claims.

Third parties could also obtain patents or other intellectual property rights that may require us to either redesign products or, if possible, negotiate licenses from such third parties. Adverse determinations in any such litigation could result in significant liabilities to third parties or injunctions or could require us to seek licenses from third parties, and if such licenses are not available on commercially reasonable terms, prevent us from manufacturing, importing, distributing, selling, or using certain products, any one of which could have a material adverse effect on us. In addition, some licenses may be non-exclusive, which could provide our competitors with access to the same technologies. Under any of these circumstances, we may incur significant expenses.

Our ongoing success is dependent upon the continued availability of employees.

We are dependent in our operations on the continued availability of the services of our employees, many of whom are individually key to our current and future success, and the availability of new employees to implement our growth plans. The market for skilled employees is highly competitive, especially for employees in technical fields. While our compensation programs are intended to attract and retain the employees required for us to be successful, ultimately, we may not be able to retain the services of all of our key employees or a sufficient number to execute on our plans. In addition, we may not be able to continue to attract new employees as required.

Our insurance coverage may be inadequate to cover all significant risk exposures.

We are exposed to liabilities that are unique to the products and services we provide. We maintain insurance for certain risks, and we believe our insurance coverage is consistent with general practices within our industry. However, the amount of our insurance coverage may not cover all claims or liabilities and we may be forced to bear substantial costs.

Our facilities could be susceptible to damage caused by hurricanes or other natural disasters.

Our facilities could be susceptible to damage caused by hurricanes or other natural disasters. Although we insure our properties and maintain business interruption insurance, there can be no guarantee that the coverage would be sufficient, or a claim will be fulfilled. A natural disaster could result in a temporary or permanent closure of our business operations, thus impacting our future financial performance.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under §404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if it becomes necessary to perform the system and process evaluation, testing, and remediation required to comply with the management certification and auditor attestation requirements of Sarbanes-Oxley.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not meet our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

The market for our products is highly competitive.

We face competition with respect to our current products and any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing, thus they may be better equipped than us to develop and commercialize similar products. These competitors also compete with us in recruiting and retaining qualified personnel. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues.

Our activities and products are subject to regulation by various federal, state, and local laws, regulations, and government agencies.

The manufacturing, marketing, and distribution of our products is subject to extensive federal, state, and local governmental regulation. The need to comply with new, evolving, or revised tax, environmental, safety, or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks", and other malicious activity, as well as natural disasters, power outages, terrorist attacks, and similar events. Such events could have an adverse impact on us, including degradation of service, service disruption, excessive call volume, and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Risks Related to Our Securities

We can provide no assurance as to our future financial performance or the investment result of a purchase of our securities.

Any projected results of operations involve significant risks and uncertainties, should be considered speculative, and depend on various assumptions which may not be correct. The future performance of the Company and the return on our securities depends on a complex series of events that are beyond our control and that may or may not occur. Actual results for any period may or may not approximate any assumptions that are made and may differ significantly from such assumptions. We can provide no assurance or prediction as to our future profitability or to the ultimate success of an investment in our securities.

Because we have broad discretion and flexibility as to the use of the net proceeds from our securities offerings, you may disagree with the ways we use such.

We intend to use the net proceeds from our securities sales for continuing development, operating expenses, and working capital, but have not allocated specific amounts to any of the foregoing purposes. Our management has significant discretion and flexibility in applying net proceeds and you will be relying on their judgment with respect to use of funds. You will not have the opportunity, as part of your investment decision, to assess whether net proceeds are being used appropriately. It is possible that we may invest proceeds in a way that does not yield a favorable, or any, return for us. Failure to use funds effectively could have a material adverse effect on our business, financial condition, operating results, and cash flow.

If we experience rapid growth and are not able to manage it successfully, this could adversely affect our business, financial condition, and results of operations.

Rapid growth will place a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

Because there are no existing markets for our securities, the valuations at which we complete sales may not be indicative of the market value of our securities, which may decrease significantly.

There are currently no public markets for our securities, and active trading markets may not develop or be sustained in the foreseeable future. The valuations under which offerings are made may not be indicative of the market price for our securities after the financing. If our shares become publicly traded, we cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market, and the lack of an active market might reduce the value of your holdings and impair your ability to sell your interests at the time or at a price at which you wish to sell them.

Our past securities offerings were not reviewed by securities agencies.

The offer and sale of our securities was not approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body passed upon or endorsed the accuracy, adequacy, or completeness of our disclosure. Accordingly, prospective investors must rely on their own examination of such documents, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of our securities.

The Notes and the securities to be issued upon their conversion (units of membership interest in the Company) are "restricted securities" under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration. In addition, the Company's Operating Agreement contains restrictions on transfer of the Company's membership interests. Consequently, each investor's ability to control the timing of the liquidation of their investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period.

There is no market, and there may never be a market for any of the Company's securities.

There is no public trading market whatsoever for our securities, including our Common Stock. The shares are not quoted in the over-the-counter markets or listed on any stock exchange. Therefore, outstanding shares cannot be offered, sold, pledged, or otherwise transferred except in privately arranged transactions and then only if the transaction complies with certain terms and conditions. The Company provides no assurance that active trading markets will develop in the future and if you purchase our securities, you may not be able to resell them.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale will provide liquidity for security holders. Furthermore, the Company may be unable to register securities for resale for legal, commercial, regulatory, market-related, or other reasons, and therefore, you could be unable to sell our securities.

Risks Related to Governance & Ownership of the Company

The Company's managers are indemnified by the Company.

The Company's organizational documents provide for the indemnification of its managers, and, to the extent permitted by law, eliminate or limit their personal liability to the Company and its stockholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with any securities offerings insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Your ownership may be diluted if additional capital stock is issued to raise capital, to finance acquisitions, or in connection with strategic transactions.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell preferred stock, common stock, convertible securities, or other equity securities in one or more transactions at prices, and in a manner, we determine from time to time. If we sell preferred stock, common stock, convertible securities, or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

The concentration of our common stock ownership by our current management and certain affiliates will limit your ability to influence corporate matters.

As of September 30, 2023, our directors and officers beneficially own and can vote in the aggregate 46.4% of our outstanding common stock. As such, these persons can exert significant influence over all corporate activities, including the election or removal of directors and the outcome of tender offers, mergers, proxy contests, or other purchases of our common stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for their shares. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our common stock may decline.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO UNCERTAINTIES NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE EVERYTHING THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EXECUTE ITS CURRENT BUSINESS PLAN. IN REVIEWING THIS ANNUAL REPORT, INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

BUSINESS

Overview

Above: Space Development Corporation (the "Company", "ABOVE", "we", "us", or "our"), was incorporated on June 16, 2022 under the laws of Delaware and designs, develops, manufactures, and operates large structures in space, including gravity-capable space stations, space-based solar power platforms, and propellant depots located initially in Earth orbit and cislunar space, and ultimately throughout the solar system, enabling humanity to work, play, and thrive in space. Additionally, the Company provides construction support services and tools to other private space companies and government agencies. To these ends, ABOVE leverages existing commercial-off-the-shelf space flight products and its own proprietary technology.

The Company's predecessor, Orbital Assembly Corporation ("Assembly" or the "Predecessor"), was formed on August 21, 2019. The Company has a single wholly-owned subsidiary, Above: Orbital Inc. ("Orbital"). On September 9, 2022, Assembly was merged with Orbital and all outstanding equity interests of Assembly were exchanged for equity interests in the Company at a ratio of 5:1.

Today, affordable commercial access to on-orbit facilities is bottlenecked by the International Space Station (ISS) since it its primarily a government-run, scientific research platform. The waiting list for the very limited availability of commercial space on the ISS for manufacturing, prototyping, research and development, data storage, and communication systems is currently up to three years, and there are only about 53 CVUs available. Each CVU is controlled by integration partners, each of which may charge a different amount. A recent baseline estimate using NASA's official price list, but excluding partner integration fees, puts the cost at ~$150,000 per CVU, assuming 30 minutes of crew time. China's space station, the Tiangong, might be a possible solution to meet the escalating demand for space in Space, but it does not support most mission models.

These long wait times, the limited area for on-station activities, low cadence options, and lack of automated systems all indicate demand for a versatile and rapidly accessible space platform from a large and growing population of customers; clearly - there is not enough space in Space. On-orbit commercial enterprises are projected by Bank of America to host a total addressable market (TAM) of over $1.4 trillion by 2030 per an October 2020 story on CNBC. But to realize this potential, there is a need for rapidly deployable, large volume, platforms on-orbit and beyond, which ABOVE intends to offer.

Specifically, we plan to have three or more platforms operational by 2028 with over 400 times the capacity of the ISS's commercial area, at a construction cost per cubic meter (m³) of only 0.5% of that of the ISS.

We expect our customer base to include the Department of Defense, civil space authorities, and commercial enterprises.

The New Space Industry

According to <u>PitchBook</u>[3], <u>ABOVE</u> participates in the economy as follows:

Primary Industry	Verticals	Keywords
Aerospace and Defense	Industrials Manufacturing Space Technology	space construction orbiting space space station developer in-space manufacturing aerospace company space technology

Emerging Spaces	Appearances in PitchBook Analyst Market Map	
In-Space Manufacturing, 40 companies	Q3 2023 – Space Tech - Orbital 539 companies, Ali Javaheri	Q2 2021 – Space Tech - Orbital 253 companies, Ryan Vaswani

The executive summary of PitchBook's research report entitled *Vertical Snapshot: Space Tech Update*, dated August 28, 2023 by Ali Javaheri, Associate Analyst, Emerging Technology summarizes industry conditions as follows:

The New Space industry is driven by geopolitical competition, societal admiration, eccentric entrepreneurs, and possibly aliens (pending further congressional investigation). It is a domain truly subject to boundless speculation and dynamism from the likes of science fiction writers, futurists, politicians, and strivers. As such, we find it to be a sector worthy of continuous coverage. Accordingly, this report seeks to provide an update to our 2021 Vertical Snapshot on space tech.

We expect the space tech market size to grow at an 11% CAGR to $321 billion by 2025. Exploratory technology remains a distant dream, although some recent advances, such as in-situ resource utilization on Mars, suggest that the intermediate steps to make a truly space-faring civilization could present a near-term investment opportunity. For now, though, the primary opportunity for space tech remains in the terrestrial and orbital segments…

Since publishing our space tech report in July 2021, interest rates have risen from less than 1% to nearly 5.5%, and valuations of fast-growth companies have declined. Both of these changes have had profound implications for all sorts of public and private investment, including in the space industry. The decline in VC activity for space tech is relatively smaller than the decline in the broader venture capital ecosystem, but the rising cost of capital in an already capital-intensive industry means that cash management will be paramount. Investors will be more prudent about deploying capital to space tech companies, and thus we can expect many startups to either be acquired or fail entirely. That said, the presence of government support, particularly through a reforming acquisitions process, means that opportunities still exist for startups to acquire funding for their ventures.

---

[3]   <u>PitchBook</u> (subscription required) is a leading financial data company that provides transparency into the capital markets. The firm collects and analyzes data on the entire global venture capital, private equity, and M&A landscape, including public and private companies, investors, funds, investments, exits, and people. The company's data and analyses are available via subscription. Founded in 2007, PitchBook has offices in Seattle, San Francisco, Chicago, New York, London, Hong Kong, Singapore, Mumbai, Kolkata, and Ukraine and serves more than 100,000 professionals around the world. In 2016, Morningstar acquired PitchBook, which now operates as an independent subsidiary.

Comparison of Current Operational Space Stations		
Station	**International Space Station**	**Tiangong Space Station**
Overview	(as of 22 December 2022, unless noted otherwise) Oblique forward view in November 2021 INTERNATIONAL SPACE STATION International Space Station program insignia	(as of 31 May 2023) Rendering with the *Tianhe* core module at center, a *Tianzhou* automated cargo spacecraft on aft port, the *Wentian* and *Mengtian* laboratory cabin modules on starboard port to the left and portside port to the right, respectively, and two *Shenzhou* spacecraft sharing multi-docking hub
Configuration	ISS Configuration Station elements as of December 2022 (exploded view)	Wentian Lab Module Tianzhou Cargo Spacecraft Tianhe Core Module Shenzhou Crewed Spacecraft Mengtian Lab Module 天宫 Tiangong Chinese Space Station Configuration Graph Station elements as of May 2023 (exploded view)
Launch	20 November 1998 (24.85 years ago as of 28 September 2023)	• *Tianhe*, 29 April 2021 (881 dys ago as of 27 September 2023) • *Wentian*, 24 July 2022 (430 dys ago, as of 27 September 2023) • *Mengtian*, 31 October 2022 (331 dys ago, as of 27 September 2023) • *Xuntian* space telescope, scheduled for 2024
Launch pad	• Baikonur, Site 1/5, Site 200/39, Site 31/6 and Site 81/23 • Kennedy, LC-39 and CCSFS, SLC-40	• Wenchang Spacecraft Launch Site LC-1
Crew	• Fully crewed: 7 • Currently aboard: 7 (Crew-7, Soyuz MS-24) • Expedition: 70 • Commander: Andreas Mogensen, ESA	• Maximum: 6 • Currently aboard: 3 • Expedition: 5 (Shenzhou 16) • Commander: Jing Haipeng, PLAAC











Comparison of Current Operational Space Stations		
Station	**International Space Station**	**Tiangong Space Station**
Mass	450,000 kg (990,100 lb)	~100,000 kg (~220,500 lbs)
Dimensions	Overall: 109 m (358 ft) Truss: 94 m (310 ft) Solar array: 73 m (239 ft)	Cylindrical: ~55.6 m (182 ft) length, ~39.0 m (128 ft) diameter
Pressurized volume	Total: 1,005 m³ (35,491 cu ft)	Total: 340 m³ (12,000 cu ft) Habitable: 122 m³ (4,310 cu ft)
Altitude	Perigee: 413 km (256.6 mi) Apogee: 422 km (262.2 mi)	Perigee: 386.4 km (240.1 mi) Apogee: 391.8 km (243.5 mi)
Orbital inclination	51.64°	41.47°
Orbital speed	7.66 km/s; 27,576 km/h; 17,135 mph	7.67 km/s; 27,612 km/h; 17,157 mph
Orbital period	92.9 minutes	92.3 minutes
Days in orbit	24 yrs, 10 mos, 8 dys (as of 28 September 2023)	881 dys, 8 hrs, 3 min (as of 27 September 2023)
Days occupied	22 yrs, 10 mos, 26 dys (as of 28 September 2023)	750 dys, 17 hrs and 42 min (as of 27 September 2023)
Gravity	Effective 0 g due to <u>free fall</u>	Effective 0 g due to <u>free fall</u>
Costs	• Capital: ~$150b (2000 estimate) with a useful life of ~30 yrs (2000 to 2030) or ~$5b/yr • Operating: ~$2.0 to $4.0b/yr including operations & maintenance, research, and transportation	• Capital: ~60b CNY or ~$9.3b at 2021 avg CNY:USD exchange rate of 6.45:1.00) • Operating: unknown (China spent ~$8.9b on space in 2021)
Owners & operators	United States (<u>NASA</u>, 76.6% of costs), Russia (<u>Roscosmos</u>, tbd), Japan (<u>JAXA</u>, 12.8%), Europe (<u>ESA</u>, 8.3%), and Canada (<u>CSA</u>, 2.3%)	People's Republic of China (<u>China Manned Space Agency</u>)
Sources: Wikipedia, accessed September 28, 2023; <u>NASA's Management of the ISS and Efforts to Commercialize Low Earth Orbit</u>, November 30, 2021; <u>ChinaPower</u>, <u>"What's Driving China's Race to Build a Space Station?"</u>, December 7, 2016, updated April 21, 2021, accessed September 29, 2023		

Products & Services

ABOVE was formed to design, develop, manufacture, and operate large structures in space on a for-profit basis, including gravity-capable space stations, solar power platforms, and propellant depots. We anticipate that these facilities will be located initially in Earth orbit and cislunar space. We believe that we are about a decade ahead of our competitors with respect to designing, developing, and operating the first profitable space-based business park with gravity.

To design and develop these structures, we leverage existing commercial-off-the-shelf space flight products, our own proprietary technology, and the increasingly competitive and affordable market for launch services. In addition, we plan to provide construction support services and tools to other private space companies and government space agencies.

Humanity has successfully established occupancy in space, but we have not yet conquered it. After 70 years of advances, we continue to be hindered by the lack of consistently accessible platforms and by the physiological effects of long term habitation in a microgravity environment. NASA is not addressing the cost of access to space, leaving that to private enterprise, which has successfully stepped up to the challenge. Lift services evolved from the historical government providers to a new class of commercial suppliers, pivoting launch business models to reusable vehicles. Today's array of competitive launch services has significantly reduced cost to orbit further reductions anticipated.

The cost of launch to low earth orbit (LEO) on the Space Shuttle (1981 to 2011) averaged over $60,000/kg; in 2022, on the SpaceX Falcon 9, it costs $2,900/kg, a decrease of 95%. Launch rates will continue to fall and are expected to be below $1,000/kg in 2024. SpaceX projects that its Starship Super Heavy, the largest and most powerful rocket ever flown, could reduce costs to below $100/kg. Obviously, this will make it much more cost-effective to manufacture on-orbit and provide a more frequent cadence for payload delivery and down massing or return to Earth, permitting much increased productivity and sustained occupancy of the orbital realm.

Comparison of Selected Launch Vehicles



Vehicle	Ariane 5	Starship	Space Shuttle	Ariane 6	Falcon 9	Energia	Falcon Heavy	Yenisei	Long March 9	SLS Block 1	N1	Saturn V	SLS Block 2 Cargo	Starship Super Heavy
Supplier	EU	SpaceX	USA	EU	SpaceX	USSR	SpaceX	Russia	China	USA	USSR	USA	USA	SpaceX
Height (m)	48.0	50.0	56.1	63.0	70.0	57.8	70.0	~80.0	93.0	98.1	105.0	110.6	111.3	120.0
Payload (t) LEO	20.0	?	27.5	21.7	22.8	100.0	63.8	103.0	140.0	95.0	95.0	140.0	130.0	150.0
GTO	10.6	?	10.9	11.5	8.3	38.0	26.7	--	56.0	55.0	28.1	57.8	55.0	--
TLI	8.9	?	9.2	9.7	7.0	32.0	22.3	--	50.0	42.0	23.5	48.6	46.0	--
MTO	--	?	--	--	4.0	--	16.8	--	44.0	--	--	--	--	--
Status	Retired	Under develop-ment	Retired	Under develop-ment	In use since 2010, 259 launches	Retired	In use since 2018, 7 launches	Develop-ment postponed	Under develop-ment	In use since 2022, 1 launch	Cancelled	Retired	In use since 2022, 1 launch	Under develop-ment, 1 launch
Cost/ launch	~$166m to 221m (2016)	tbd	$450m (2011)	~$83m to 127m (2016)	$67m (2022)	unknown	reuse - $97m; expend - $150m (2022)	unknown	unknown	$2b+ (2022)	unknown	$185m (1969-1971), $1.23b (2019)	$2b+ (2022)	tbd
Cost/kg to LEO	~$9,700 (2016)	na	~$16,400 (2011)	~$4,900 (2016)	~$2,900 (2022)	na	~$1,500 (2022)	na	na	~$21,000 (2022)	na	~$8,800 (2019)	~$15,400 (2022)	tbd

Source: Wikipedia, accessed September 29, 2023. M = meters; t – metric tonne or 1,000 kilograms, LEO = low earth orbit; GTO = geosynchronous transfer orbit; TLI = trans-lunar injection; and MTO = Mars transfer orbit



The
Cost of Space Flight

How much does it cost to launch a spacecraft into orbit?
A lot less than it used to, thanks to innovation by SpaceX.
Here's a look at the cost per kilogram for space launches
across the globe since 1960.



Today, launching a
spacecraft is 10x cheaper
than it was a decade ago.

$51,200
$25,600
$12,800
$6,400
$3,200
$1,600
$800
$400
$200
$100

$ per kg (log scale)

1960   1970   1980   1990   2000   2010   2020   2030

③ Space Shuttle
Delta Heavy ⑤
① Soyuz
② Saturn V
④ Long March 3b
⑦ Falcon 1
⑥ Angara
⑧ Falcon 9
⑨ Falcon Heavy
SpaceX
Starship ⑩ (estimate)



② Saturn v
③ Space Shuttle
④ Long March 3b
⑤ Delta Heavy
⑥ Angara
① Soyuz
⑩ Starship
⑨ Falcon Heavy
⑧ Falcon 9
⑦ Falcon 1




Prices have been adjusted for inflation.
Source: Center for Strategic and International Studies

VISUAL CAPITALIST

/visualcapitalist   @visualcap   visualcapitalist.com

Published Jan 27, 2022, research & writing by Bruno Venditti, art direction & design by Sam Parker

In 2021, space tourism took off in a big way. Pioneering adventurers are spending as much as $25 million for a 10 minute flight to the thin edge of space.

The Cost of a Private Astronaut Mission to the ISS		
Item	**Avg cost per astronaut for 8 days**	**Paid to**
Round trip to ISS (2019 estimate)	$55,000,000	*SpaceX*
NASA planning & services	1,200,000	*NASA*
ISS crew time	1,300,000	*NASA*
Food	16,000	*NASA*
Crew gear	6,160	*NASA*
ISS supply & waste disposal	1,000,000	*NASA*
Mission management fees	tbd	*Axiom Space*
Total	>$58,522,160	
Source: Quartz, qz.com, Data: NASA, GAO, May 22, 2023		

The price to take people for a stay at the ISS is also quite steep as shown by the table. But no agency or company in the established industry has plans to address the obvious bottleneck of demand for near-term, consistent access to space for both automated platforms and habitable hybrid structures that provide both artificial gravity for occupants and microgravity or reduced gravity for commercial activities.

Through partnerships with launch companies, ABOVE intends to provide new destinations in space that have the potential to accommodate a continuous and sustained stay with more comfortable conditions than a cramped capsule. Our hybrid gravity solution discreetly addresses some of the more stressful realities of human habitation in zero g.

ABOVE has a modular, iterative, scalable product strategy to put versatile scalable platforms on-orbit in months, with feed-forward architecture and reverse compatibility with current operating systems. Leveraging proven hardware mitigates risk and significantly reduces costs, expediting time to market. Immediate uses for our platforms align with the ISAM and OSAM[4] initiatives prioritized by the White House.

ABOVE Product Roadmap, October 2023		
Prometheus (Automated Platform)	**SIB - Station in a Box** (Zero G Station)	**Pioneer** (Artificial Gravity Station)
• On-orbit - ~9 mo (planned 2024) • Phase 1 – pressurized volume • Phase 2 – automated product return • Cargo specs – 90 CVU; mass of up to 130 kg; power of up to 50 kW • Multiple customer LOIs for 2024 mission	• On-orbit - ~32 mos (early 2026) • Phase 1 - short term habitability • Phase 2 - long duration missions • Cargo specs - 20,000 CVU (total of 400 m^3); power of up to 150 kW • Customer LOI for mid-2024 feasibility study	• On-orbit - TBD (~2028) • Phase 1 - short term habitability • Phase 2 - long duration missions • Expandable from SIB • Cargo specs - tbd • Ship specs - tbd • NASA SAA to support development

4 ISAM abbreviates *I*n-space *S*ervicing, *A*ssembly, and *M*anufacturing and includes lunar operations while OSAM stands for *O*n-orbit *S*ervicing, *A*ssembly and *M*anufacturing, which excludes operations on the Moon.

ABOVE Product Roadmap, October 2023		
Prometheus (Automated Platform)	**SIB - Station in a Box** (Zero G Station)	**Pioneer** (Artificial Gravity Station)
		

Our space stations are intended to enable an on-orbit and cislunar economy featuring:
- servicing of on-orbit assets,
- manufacturing of consumables including thin film, fiber optics, biomaterials, pharmaceuticals, and military goods,
- communications hubs, and
- tourism destinations.

Our economic model is focused on providing multiple on-demand, commercially available, leasable spaces, scaling seamlessly to habitable stations with gravity. The entire landscape of access to space is undergoing a dramatic revolution; our strategy exploits this phenomenon to the fullest and sets us apart from our competition. The reduction of costs for launch, and of our rapidly deliverable platforms, make possible a profit-driven enterprise.

The ISS was, and competitive planned space stations are expected to be, produced on a one-off basis. In contrast, our first platforms will set in motion economies of scale allowing for the delivery of multiple units per year, not one per 10 years as under the current model, allowing commercial use on a continuous basis, and for enormous cost savings.

Despite the commercial promise of the microgravity environment to provide humanity with paradigm-shifting new products, to date no commercial entity has attempted significant production facilities in space. Why?

For one, the same microgravity that would enable these new products progressively and aggressively attacks the physical health and productivity of the facility's crew. Gravity has no effective substitute: 70 years of research and trials have not led to effective weightlessness countermeasures. Although previous and existing facilities in space provided enough workspace volume and time allocation for process research, those critical resources were in woefully inadequate supply for efficient, full-scale production facilities. Finally, the extremely high cost of transporting personnel and materials to orbit and back home has been, until now, a supreme disincentive. Launch costs made such operations uneconomic and made sufficiently large facilities prohibitively expensive due to the greater material to be launched.

Our approach is focused on technological applicability, refined hybrid gravity habitat designs, and securing multiple negotiated partnerships with space legacy COTS hardware providers. This combined with our dedication to scientific rigor and strategic approach to architecture, provides the infrastructure for a complete end-to-end system for in-space commercial enterprise in highly profitable and meaningful ways on a fleet of automated platforms and habitable space stations.

Our first step to open the access bottleneck is *Prometheus*, named after the mythic Greek figure who stole fire from the gods and brought technology and new civilization to humanity.

Prometheus checks the seven essential boxes required for commercial space applications and will serve as a welcome replacement for hundreds of frustrated potential ISS customers, specifically:
1. Pressurized volumes .... key requirement for ISS payload replacement
2. Rapid delivery .... months, not years
3. Rapid cadence .... multiple platforms per year
4. Ability to work in a constellation .... yes
5. Low development cost .... less than $4 million
6. Low production cost .... less than $2 million at scale
7. Profitable .... $100 million projected revenue in less than two years

Next comes Station in a Box ("SIB"). Management estimates that one SIB will be able to serve thousands of customers and potentially generate as much as $2.2 billion in revenue annually, assuming 40% occupancy, and pricing of less than $21,000 per month per 20 liter CVU. This price is expected to be about 75% less than competing technologies and with ten times more pressurized volume, rapidly scalable for on-orbit manufacturing and production. Development costs are estimated to be less than $500 million for a bespoke version. Together with launch partners, we expect to be able to provide end-to-end payload delivery and down massing capabilities in as little as 48 hours, creating the first commercial scale orbital supply chain.

The need for scaling to habitable platforms is critical. The space stations listed below have been announced by their host entity and are currently in planning, development, or production. Each has (mistakenly) used the ISS as a blueprint for expanding mankind's habitation in space. Launch dates are subject to change. Further, none have the capability to create gravity on-orbit or have the space and capacity for crew, storage, or manufacturing like those planned by ABOVE. Prometheus is the Company's first commercial platform which will validate the successful operation of an industrial free-flyer.

The next step for ABOVE after Prometheus is a habitable space station.

Planned & Competitive Space Stations					
Name	Entity	Program	Crew size	Launch date	Remarks
Axiom Station	Axiom Space	ISS program	TBD	2024	Eventually will detach from the ISS in the early 2030s and form a private, free flying space station for commercial tourism and science activities.
Haven-1	Vast	Private	4	2025	"Scheduled to be the world's first commercial space station, Haven-1 and subsequent human spaceflight missions will accelerate access to space exploration"
LIFE Habitat Pathfinder	Sierra Space	Private	TBD	2026	"Before offering LIFE for Orbital Reef, though, the company is proposing to launch a standalone "pathfinder" version of LIFE as soon as the end of 2026".

Planned & Competitive Space Stations					
Name	**Entity**	**Program**	**Crew size**	**Launch date**	**Remarks**
Russian Orbital Service Station (ROSS)	Roscosmos	Russia's next generation space station	TBD	2027	With Russia leaving the ISS program in 2024, Roscosmos announced this new space station in April 2021 as the replacement for that program.
Starlab Space Station	• Nanoracks • Voyager Space • Lockheed Martin • Airbus	Private	4	2027	"Commercial platform supporting a business designed to enable science, research, and manufacturing for customers around the world."
Orbital Reef Station	• Blue Origin • Sierra Space	Private	10	second half 2020s	"Commercial station in LEO for research, industrial, international, and commercial customers." Future uncertain; Sierra Space has left partnership
ISRO space station	ISRO	Indian Human Spaceflight Program	3	~2030	ISRO chairman K. Sivan announced in 2019 that India will not join the ISS, but will instead build a 20 ton space station of its own. It is intended to be built 5 to 7 years after the conclusion of the Gaganyaan program.
Lunar Orbital Station (LOS)	Roscosmos	--	TBD	after 2030	--
TBD	Northrop Grumman	Private	4 to 8	TBD	"to provide a base module for extended capabilities including science, tourism, industrial experimentation"

While not directly competitive with the Company's products and services, the Artemis program and the Lunar Gateway space station sponsored by NASA, ESA. CSA, and JAXA is indicative of much government-sponsored activity in space. Artemis is a robotic and human Moon exploration program, and the first manned mission is expected to launch in November 2024. The Lunar Gateway space station will be placed in lunar orbit and is intended to serve as a solar-powered communication hub, science laboratory, and short-term habitation module for government-agency astronauts, as well as a holding area for rovers and other robots. The intended launch date for the first modules is November 2025. Neither Artemis nor the Lunar Gateway will be available for commercial activities.

Competition

There are many market segments within the space industry. Specifically, the Company faces competition in the space infrastructure, space manufacturing, and space tourism segments. Most of its competitors have significantly greater technical, human, and financial resources. The following table provides select data for the Company and its top three competitors as determined by PitchBook's proprietary similarity score.

Company	Above Space	Nanoracks	Blue Origin	Axiom Space
HQ Location	Huntsville AL	Webster TX	Kirkland WA	Houston TX
Employees	6 as of 2023	82 as of 2021	11,000 as of 2023	745 as of 2023
Year founded	2019	2009	2000	2016
Description	Designs, manufactures, and operates large structures in space, including commercial gravity-capable space stations, solar power platforms, and propellant depots, enabling humanity to work, play, and thrive in space.	Plans operations of commercial space stations intended to create microgravity environments for various studies and projects. The company's facilities conduct various on-station research and small satellite launch through standardized plug-n-play research modules built on the CubeSat form factor, enabling the implementation of outer-space navigation services in a secure manner.	Developer of technologies designed to permit people to live and work in space to benefit Earth. Services include developing reusable launch vehicles utilizing rocket-powered vertical take-off and vertical landing (VTVL) technology, enabling people to expand and explore to find energy sources and materials, and move industries that stress Earth into space.	Plans operations of an international commercial space station to host government astronauts, tourists, private companies, and individuals for research, manufacturing, space exploration, system testing, and tourism. The company provides access to the ISS Station by conducting crewed missions for national and private astronauts as well as for clients in the research and manufacturing sector, enabling access to various space initiatives and foster further possibilities.
Primary industry	Aerospace & Defense	Aerospace & Defense	Aerospace & Defense	Aerospace & Defense
Verticals	Industrials Manufacturing Space Technology	Industrials Space Technology TMT	Industrials Space Technology	Space Technology
PitchBook's Similarity Score	na	98.82%	97.64%	96.46%
Revenue Growth rate	na (FY 2021) na	$13.2m (FY 2018) 32.00%	$100.0m (FY 2021) 0.00%	na
Total raised	$2.74m	$5.50m	$500.00m	$606.00m
Post-money valuation	$171.04m as of February 21, 2023	na	na	$8.83b as of August 21, 2023
Last Financing Amount Transaction Closing	$0.41m Equity crowdfunding July 19, 2023	Undisclosed Sale of company May 10, 2021	$35.00m Grant July 31, 2023	$460.00m Later stage VC August 21, 2023

Supply Chain

ABOVE’s supply chain relies on long-standing relationships with suppliers whose products have years of flight heritage and on-orbit and in-space experience. Where lead times and pricing are not compatible with rapid iteration and commercial operations, the Company engineers and develops hardware in-house. ABOVE has good working relationships with various trades and a growing in-house capability for manufacturing and assembly in our Huntsville facility.


STRATEGIC AFFILIATES
AFRL
Dream Big World
SHIPSHAPE
HSTAR SPACE TRANSPORT
SPACELINK
ULA
AEROJET ROCKETDYNE
SIERRA SPACE
100 YEAR STARSHIP
SPACEVIP
PARAGON SPACE DEVELOPMENT CORPORATION
ROGUE SPACE SYSTEMS CORPORATION
FUTURE DUDE ENTERTAINMENT
HOWE Industries
G SPACE
EY
iRoc SPACE RADIO
NASA
MORPHEUS SPACE
ILC DOVER
Kiteleon
CISLUNAR INDUSTRIES
Space Information Laboratories
ELECTRIC SKY
LifeShip
Over the Sun, LLC
MINES
UCF
SAM at B2
UCI University of California, Irvine
bradford space
University of Colorado Denver
Hathaway Research International
ASU
LIVINGSTON SECURITIES LLC
ARIZONA STATE UNIVERSITY
VALIANT SPACE

Customer Base

We expect many of our customers will be early adopters seeking to claim first-mover, first-to-market advantages on the new commercial frontier of space. In general, we expect our customer base to include the Department of Defense, civil space authorities, and commercial enterprises. To date, we have received five letters of commitment for space on our Prometheus automated platform from commercial organizations and one for a feasibility study on the SIB with an intent to purchase dependent upon the results.

Employees

The Company currently has six full-time employees in the states of Alabama, California, Colorado, and Washington and nine part-time contractors in the above states, plus Connecticut, Maine, New York, and South Carolina.

Intellectual Property

ABOVE has multiple patents, either granted or applied for, covering items or techniques such as:

- Large zero gravity truss building methods
- On-orbit assembly and connection devices
- Space platform geometry control methodologies

- Devices and methodologies to control rotating structures
- Cold gas thrusters
- Methods for circulation within large space stations
- Emergency and safety devices for crew platforms
- Stowage infrastructure
- Mooring adaptors
- Hybrid gravity systems

Regulatory Matters

Our activities and products are subject to regulation by various federal, state, and local laws, regulations, and government agencies, including licensing and permit requirements for launch and orbital operations.

The need to comply with new, evolving, or revised tax, environmental, aerospace safety, or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Litigation

There are no lawsuits or other litigation pending, or to the Company's knowledge, threatened, against the Company.

MANAGEMENT

ABOVE is a Delaware corporation organized on June 16, 2022. Pursuant to the terms and conditions of its Certificate of Incorporation and Bylaws, it is governed by a five member board of directors (the "Board"). The Board has not established any committees. Directors hold office until the election and qualification of their successors. Officers are appointed by the Board and serve at its discretion.

Directors, Officers & Key Employees

The directors and officers of the Company as of September 30, 2023 are listed below.

Name	Positions with the Company
Timothy Alatorre	Chairman of the Board, Chief Operating Officer, and Chief Financial Officer
Thomas R. Spilker	Vice Chairman of the Board, Chief Technical Officer, and Vice President of Engineering
Rhonda Stevenson	Director, President, and Chief Executive Officer
Jeffrey Max	Director
Robert Miyake	Director and Systems Engineer
Jeffery Greenblatt	Vice President of Science and Research
Eric Ward	Vice President of Engineering Design



Timothy Alatorre, <u>NCARB</u>, age 43, co-founded ABOVE in June 2022 and its predecessor, Orbital Assembly, in September 2019. He brings more than 25 years of experience in business management, engineering, habitat design, and programming to his roles as Chairman of the Board, Chief Operating Officer, and Chief Financial Officer.

From January 2011 to August 2021, Mr. Alatorre consulted with the State of California as a Subject Matter Expert in architectural practice, law, and business management and from June 2018 to August 2021, he served as a planning commissioner and member of the architectural review committee for the City of Rocklin, California. Since April 2012, he has served in various capacities, including as Founder, CEO, COO, and Principal Architect, of Domum, an internationally recognized architecture firm based in Rocklin, California. There, he increased revenue by 240% and grew the startup firm to a multinational organization overseeing more than $320 million in construction projects annually. He has supervised the design and construction of over 600 structures and more than $1.5 billion in construction projects.

Mr. Alatorre is a licensed architect registered in several states and earned a BArch degree from California Polytechnic State University in San Luis Obispo in 2006.



Thomas R. Spilker, PhD, age 71, is a co-founder of ABOVE and Orbital Assembly and currently serves as the Company's Vice Chairman of the Board, Chief Technical Officer, and Vice President of Engineering. Dr. Spilker leads the Company's systems development activities, including the near-term Gravity Ring and the Voyager Space Station projects.

Beginning in 1991, he served as a scientist, engineer, and consultant at NASA's Jet Propulsion Laboratory, including 10 years as a Principal Space Flight Mission Architect (1991-2012). He worked on NASA's Voyager, Cassini, and Genesis missions, and was a co-investigator for the microwave instrument on the European Space Agency's Rosetta mission.

Dr. Spilker earned Ph.D. and MS degrees in electrical engineering from Stanford University in 1990 and 1983, respectively, and a BS (summa cum laude) in geophysics and computer science from Kansas State University in 1975.

 **_Rhonda Stevenson_**, age 53, has served as President and Chief Executive Officer of ABOVE since its founding in June 2022. Ms. Stevenson joined Orbital Assembly in July 2021 as President and Chief Executive Officer after serving as a member of the company's executive advisory board and is responsible for driving sustainable commercial innovation in space habitation and construction. She has more than 20 years of business leadership and entrepreneurial experience in aerospace, startups, and franchises, and instills a passion for building successful relationships.

From January 2020 to March 2021, she served as Director of Public Relations, Marketing, and Media for the Kepler Space Institute of Bradenton, Florida, an accredited educational institution emphasizing the human side of space exploration and development. Since July 2015, Ms. Stevenson has headed the Tau Zero Foundation, a not-for-profit organization dedicated to developing the technologies that will enable humankind to become a permanent space-faring civilization. From June 2014 to March 2016, Ms. Stevenson served as Chief Promotions and Sales Officer for Deep Space Industries of San Jose, California. In December 2013, she founded the Space Mining and Resources Coalition, Inc. to serve as a liaison between the mining, petroleum, energy, and space development industries. Also in December 2013, Ms. Stevenson founded Blue Elysium Enterprises, LLC of Broomfield, Colorado, which provides strategic consulting to technology companies. She serves as CEO of both organizations.

She attended Metropolitan State University of Denver from 1989 to 1993.

 **_Jeffrey Max_**, age 66, has served as a Director of the Company since September 2022. He is a turnaround executive, serial technology entrepreneur, and investor. In his career to date, Mr. Max has founded, built, incubated, and driven companies to multiple exits in the financial services, payments, mobile commerce, adtech, and aerospace industries.

From September 2022 to May 2023, he served as CEO of Ascent Solar Technologies, Inc. (NASD:ASTI), a leading provider of CIGS (copper indium gallium diselenide) solar technology. From August 2019 to March 2022, Mr. Max was Chairman and CEO of Agile Space Industries, Inc., an in-space propulsion solutions provider specializing in additively manufactured hypergolic chemical systems. During Mr. Max's tenure, Agile expanded into design and manufacturing, securing contracts to supply thrusters for multiple NASA lunar lander missions. Under Mr. Max's leadership, Agile grew from a team of 6 to over 60, and acquired Tronix3D, a contract-based additive manufacturer specializing in 3D printing of exotic metal alloys.

Since 2018, Mr. Max has been Senior Advisor at The Liiv Group, an investment firm headquartered in New York City with portfolio companies providing media production, marketing, and advertising services. Since 2016, he has been Managing Partner of La Plata Capital Partners LLC, a privately owned investment company. From March 2016 to July 2019, Mr. Max was CEO of Rezolve, Inc., a mobile commerce and mobile engagement firm. From February 2014 to February 2016, he was President of Powa Technologies, Inc., a defunct mobile commerce and e-commerce firm that was headquartered in London, United Kingdom. From November 2003 to January 2014, Mr. Max was CEO of Venda, Inc., an enterprise-class ecommerce software-as-a-service company that was acquired by NetSuite, now a subsidiary of Oracle Corporation (NYSE:ORCL). He served as Interim CEO of WhiteLight Technology from November 2002 to September 2003, Managing Director of PLR Advisors, Ltd. from January 2001 to November 2002, and Executive Vice President of International Development of OptiMark Technology, Inc. from November 1997 to December 2000.



Robert Miyake, age 86, has served as Systems Engineer and a Director of the Company since its inception in June 2022 and of Orbital Assembly since its founding in September 2019. Mr. Miyake has over 60 years of experience as an engineer working in aerospace and space operations, including dozens of successful missions. He came out of retirement to join Orbital Assembly after over 30 years at NASA's Jet Propulsion Laboratory where he was a lead thermal systems and systems engineer, working on design, test, and flight operations of spacecraft and flight instruments, including SeaSat, Topex MGS, IAE, WF/PC, and others. Prior to joining JPL in 1978, he worked at Lockheed Missile and Space Company on commercial and military aircraft. He started his career at Boeing Airplane Company in 1961, where he worked on many projects, including the 727 aircraft. Mr. Miyake completed graduate studies in mathematics, bioengineering, system engineering, and computer science and received a BS in mechanical engineering from San Jose State College in 1962.



Jeffery Greenblatt, PhD, age 52, is a co-founder of ABOVE and Orbital Assembly and currently serves as its Vice President of Science and Research. His responsibilities include project management, technical analysis, research, cost estimation, market assessment, and fundraising. He currently leads the Company's Pioneer-class Structural Truss Assembly Robot (PSTAR)/Gravity Ring project.

From September 2017 to June 2021, he served as Co-Founder and Chief Scientist for Spacexchange LLC of Charlotte, North Carolina and Portland, Oregon. In June 2016, Dr. Greenblat founded Emerging Futures, LLC, an environmental and space consultancy based in Portland, Oregon. From October 2009 to March 2018, he served as a Staff Scientist at Lawrence Berkeley National Laboratory. He has also served in various capacities for Google (2008-2009), the Environmental Defense Fund (2005-2008), Princeton University (2001-2005), and the NASA Ames Research Center (1999-2001).



Dr. Greenblatt earned a Ph.D. in chemistry from the University of California, Berkeley in 1999 and a BS in physics and chemistry from Haverford College in 1993.

Eric Ward, age 38, has served as Vice President of Engineering Design for ABOVE since its founding in June 2022. He joined Orbital Assembly, the Company's predecessor, in September 2020 as its Vice President of Engineering Design. He is an experienced systems engineer and entrepreneur who sees growing the private space industry as the next step to progressing humanity's future by venturing beyond the planet.

Since June 2019, Mr. Ward has served as Technical Advisor and Mechanical Design Lead for Berkelyn, a provider of cubesat constellations. From June 2016 to September 2020, he co-founded and served as CEO of Odyne Space, a start-up launch services provider for micro-satellites, and from November 2016 to September 2020, he also served as founder and CEO of Aten Engineering Inc., a startup focused on providing technical solutions in the areas of detection, discovery, follow-up, and characterization of near-Earth asteroids, with the goal of enabling in-space resource extraction and utilization. Since January 2011, he has served as Mechanical Design Lead and Industry Mentor for the Portland State Aerospace Society, a not-for-profit, student-led organization affiliated with <u>Portland State University</u> the mission of which is to design and share knowledge for building low-cost rockets, satellites, engines, and liquid fuel engines. He has published and presented multiple papers on system architecture and the space industry. His <u>Erdős number</u>, which is derived from co-authoring mathematical papers, is 4.

Mr. Ward graduated from the Systems Design and Management program of the Massachusetts Institute of Technology in 2016 with a MS in engineering and management. He earned a BS in mechanical engineering from Oregon State University in 2007.

Compensation Policies

Overall, employees and independent contractors are compensated on an individual basis using various combinations of salary, wages, bonuses, consulting payments, benefits, time off, and equity grants. For the year ended June 30, 2023, the Company paid a total of $689,000 for the benefit of six full-time employees and 13 independent contractors, including $624,000 of salaries, wages, and consulting fees, $11,000 of bonuses, and $54,000 of benefits. Most medical and dental insurance premiums are paid for by the employee and may include their spouse and family at the employee's personal expense. Bonuses were paid to two employees during fiscal 2023 which had been previously approved in 2021 but deferred for payment.

The Company does not offer pension, retirement, or profit sharing at this time.

The Company does not have an incentive stock plan, non-equity incentive plan, or non-qualified deferred compensation plan, and consequently, there were no stock awards, option awards, non-equity incentive plan compensation, or non-qualified deferred compensation earnings for any of our named executive officers outstanding as of the end of our last completed fiscal year.

Director Compensation

Non-full time employee directors are compensated in cash for each meeting attended at a rate of $5,000 per meeting, paid in cash of $500 and $4,500 of warrants. Regular board meetings occur every other month with brief update calls occurring in alternating months.

Potential Payments Upon Termination or Change-in-Control

Except as described below under "Employment Agreements", we currently have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to a named executive officer at, following, or in connection with any termination, including without limitation resignation, severance, retirement, or a constructive termination of a named executive officer, or a change in control of the Company or a change in the named executive officer's responsibilities, with respect to each named executive officer.

Employment Agreements

The following are summaries of our employment and consulting agreements with our named executive officers:

Rhonda Stevenson is currently the Company's President and Chief Executive Officer and a member of the Board of Directors. On April 1, 2021, the Company's predecessor entered into a three month consulting agreement with Ms. Stevenson calling for monthly base pay, reimbursement for pre-approved work related expenses, and performance based equity compensation. On July 1, 2021, at the close of the consulting agreement, Assembly entered into an employment agreement with Ms. Stevenson. Her compensation includes a base annual salary, paid vacation time and holidays, and optional Company-subsidized insurance benefits. This agreement was amended twice; the first was effective December 1, 2021 and the second on April 1, 2022, resulting in two raises. Her base compensation is currently 45% lower than the industry average for a position of this nature for similar companies according to Glassdoor's salary estimates.

The agreement is evergreen and continues until cancelled. If Ms. Stevenson's employment is terminated for reasons other than cause, she will receive no severance pay other than payout of accrued and unused vacation time.

Timothy Alatorre is currently the Company's Chairman of the Board, Chief Operating Officer, and Chief Financial Officer. On February 27, 2021, Assembly, the Company's predecessor, entered into an employment agreement with Mr. Alatorre. Mr. Alatorre's compensation includes a base annual salary, paid vacation time and holidays, and optional Company-subsidized insurance benefits. This agreement was amended twice, effective December 1, 2021, and again on April 1, 2022, resulting in two raises to base salary. Mr. Alatorre's base compensation is currently 45% lower than the industry average for a position of this nature for similar companies according to Glassdoor's salary estimates.

The agreement is evergreen and continues until cancelled. If Mr. Alatorre's employment is terminated for reasons other than cause, he will receive no severance pay other than payout of accrued and unused vacation time.

Thomas Spilker is currently the Company's Vice Chairman of the Board, Chief Technical Officer, and Vice President of Engineering. On February 27, 2021, Assembly entered into an employment agreement with Dr. Spilker. Dr. Spilker's compensation package includes a base annual salary, paid vacation time and holidays, and optional Company-subsidized insurance benefits. This agreement was amended twice with effective dates of December 1, 2021 and April 1, 2022. These amendments resulted in two raises to base. During the periods from March 18, 2021 to July 16, 2021 (120 days), and again from April 1, 2022 to March 14, 2023 (347 days), Dr. Spilker voluntarily agreed to defer 50% of his salary until such time as the Company had funds to pay it in full. ABOVE plans to start repayment of this deferred salary during fiscal 2024. Dr. Spilker's base compensation is currently 41% lower than the industry average for a position of this nature for similar companies according to Glassdoor's salary estimates.

The agreement is evergreen and continues until cancelled. If Dr. Spilker's employment is terminated for reasons other than cause, he will receive no severance pay other than payout of accrued and unused vacation time.

Limitation on Liability and Indemnification

The Company's certificate of incorporation, as amended from time to time, provides that, to the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Company's bylaws provide that it shall indemnify and hold harmless any person who was or is party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "proceeding"), by reason of the fact that such person is or was a director or officer of the Company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the Company or a constituent corporation absorbed in a consolidation or merger, as a director, officer, employee, or agent of another corporation, partnership, joint venture, limited liability company, trust, non-profit entity or other enterprise, or is or was a director or officer of the Company serving at its request as an administrator, trustee, or other fiduciary of one or more of the employee benefit plans of the Company or other enterprise (an "Indemnified Person"), against expenses (including attorneys' fees), judgments, fines, liability, loss and amounts paid in settlement actually and reasonably incurred or suffered by such person in connection with such proceeding, whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of the Company, except to the extent that such indemnification is prohibited by applicable law.

Notwithstanding the preceding sentence, except as otherwise provided in the Company's bylaws, the Company shall be required to indemnify an Indemnified Person in connection with a proceeding, or part thereof, commenced by such Indemnified Person only if the commencement of such proceeding, or part thereof, by the Indemnified Person was authorized in advance by the Board.

The Company general directors and officers ("D&O") insurance coverage through Hudson Excess Insurance Company, as well as coverage specific to offerings via Regulation CF through Tigermark.

CAPITALIZATION & OWNERSHIP

Capitalization

As of June 30, 2023, the Company had a total of $62,000 of debt outstanding as follows. For financial reporting purposes, this note was included in accounts payable and accrued expenses.

Type of debt	Promissory Note (the "Note")
Name of creditors	Thomas R. Spilker
Amount outstanding	$62,000
Interest rate & payment schedule	The Note does not bear interest
Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	Issued in payment for back wages earned between April 2022 and March 2023; the Company anticipates that it will be able to repay the Note by June 30, 2024.

The Company is a Delaware corporation organized on June 16, 2022 and is governed by the terms and conditions of its Certificate of Incorporation and Bylaws.

Under the provisions of such documents, as of September 30, 2023, ABOVE has two classes of capital stock authorized, issued, and outstanding as follows:

Class of security	Shares authorized	Shares issued and outstanding	Voting rights	Other rights
Preferred Stock	75,000,000	--	Note 1	Note 1
Common Stock	175,000,000	81,866,446	yes	none
Note 1 - The Company has not filed any certificates of designation to establish the rights and preferences of any preferred stock.				

The following table summarizes the issued and outstanding common equity capitalization of the Company as of September 30, 2023.

Common Equity Capitalization at September 30, 2023					
Holder (issue date)	Shares	Percent	Price/share ($)	Dollars	Percent
Founders (Sep 24, 2019).................	15,400,000	18.81%	0.00050	7,700	0.24%
Advisors & contractors (Dec 11, 2020)................................	2,682,758	3.28%	0.01875	50,299	1.58%
Reg CF (Jun 16, 2021).....................	796,000	0.97%	1.25000	995,000	31.28%
SAFE conversion (Jun 16, 2021)....	161,638	0.20%	1.20546	194,848	6.13%
Advisors & contractors (Dec 31, 2021)................................	131,398	0.16%	0.11842	15,560	0.49%
Reg CF (Jun 23, 2022).....................	631,309	0.77%	2.10000	1,325,750	41.68%
Equity comp (Sep 12, 2022)...........	61,823,235	75.52%	0.00100	61,646	1.94%
Reg CF (Mar 17, 2023).....................	34,432	0.04%	2.10000	72,307	2.27%
Reg CF (Jul 1, 2023).......................	33,876	0.04%	2.10001	71,140	2.24%
Reg CF (Sep 1, 2023).......................	171,800	0.21%	2.25000	386,550	12.15%
Total......................................	81,866,446	100.00%	0.03885	3,180,800	100.00%

Ownership

The following table summarizes the fully diluted capitalization of the Company as of September 30, 2023, after accounting for the common stock purchase warrants granted to the purchasers of Common Stock in the June 2021 and 2022 Regulation CF offerings.

Fully Diluted Ownership as of September 30, 2023						
	Common Stock		Common equivalents		Fully diluted	
Holder (issue date)	Shares, issued & outstanding	Percent	Warrants	Percent	Shares	Percent
Founders						
Timothy Alatorre..................................	12,429,443	15.18%	-	0.00%	12,429,443	15.15%
Thomas R. Spilker Revocable Living Trust......................................	11,556,048	14.12%	-	0.00%	11,556,048	14.09%
The Jeffery and Noreen Buyers Greenblatt Family Trust..................	5,928,893	7.24%	-	0.00%	5,928,893	7.23%
Blincow Settlement Holding Trust...………………………	15,129,630	18.48%	-	0.00%	15,129,630	18.44%
James Wolff..	4,420,254	5.40%	-	0.00%	4,420,254	5.39%
Subtotal...	49,464,268	60.42%	-	0.00%	49,464,268	60.30%
Other Investors						
Rhonda Stevenson.............................	11,063,084	13.51%	-	0.00%	11,063,084	13.49%
Jeffrey Max (1).....................................	-	0.00%	16,000	9.70%	16,000	0.02%
Robert Miyake (1)..............................	177,845	0.22%	16,000	9.70%	193,845	0.24%
Eric Ward..	1,836,876	2.24%	-	0.00%	1,836,876	2.24%
Others..	19,324,373	23.60%	-	0.00%	19,324,373	23.56%
$0.25 warrants (2)..........................	-	0.00%	66,716	40.44%	66,716	0.08%
$0.42 warrants (3)..........................	-	0.00%	66,262	40.16%	66,262	0.08%
Subtotal...	32,402,178	39.58%	164,978	100.00%	32,567,156	39.70%
Total..	81,866,446	100.00%	164,978	100.00%	82,031,424	100.00%

Notes

1 - Warrants issued for service on the Company's Board of Directors.
2 - Warrants issued to purchasers that participated in the June 2021 Regulation CF offering.
3 - Warrants issued to purchasers that participated in the June 2022 Regulation CF offering.

The following table sets forth information concerning the beneficial ownership[5] of our Common Stock as of September 30, 2023 for:
- Each director;
- Each holder of 20% or more;
- Our officers as set forth in the Management section; and
- The directors and officers as a group.

Unless otherwise indicated, each person has sole investment and voting power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

| Name and Principal Position of Beneficial Owner | Common Stock | |
	Shares	Percent of Shares Outstanding
Timothy Alatorre... 　Chairman of the Board, Chief Operating Officer & Chief Financial Officer	12,429,443	15.18%
Thomas R. Spilker.. 　Vice Chairman of the Board, Chief Technical Officer & VP of Engineering	11,556,048	14.12%
Rhonda Stevenson.. 　Director, President & Chief Executive Officer	11,063,084	13.51%
Jeffrey Max... 　Director	16,000	0.02%
Robert Miyake... 　Director & Systems Engineer	193,845	0.24%
Jeffrey Greenblatt... 　Vice President of Science & Research	5,928,893	7.24%
Eric Ward.. 　Vice President of Engineering Design	1,836,876	2.24%
All directors & officers as a group (7 persons)..	43,024,189	52.55%

---

[5] In general, for securities ownership reporting purposes, specifically Sections 13(d) and 13(g) of the Securities Act of 1933, (the "Act"), a "beneficial owner" of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: 1) voting power which includes the power to vote, or to direct the voting of, such security; or 2) investment power which includes the power to dispose, or to direct the disposition of, such security. All securities of the same class beneficially owned by a person, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of shares beneficially owned by such person. Further, a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire such within 60 days, including but not limited to any right to acquire through the exercise of any option, warrant or right; through the conversion of a security; pursuant to the power to revoke a trust, discretionary account, or similar arrangement; or pursuant to the automatic termination of a trust, discretionary account, or similar arrangement. Any securities not outstanding which are subject to such options, warrants, rights, or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

Previous Exempt Offerings

Listed below are the exempt offerings conducted by ABOVE and Orbital Assembly from inception of the predecessor on August 21, 2019 to the date hereof.

Offering dates	Security type	Money raised	Use of proceeds	Exemption from registration
Opening date: September 1, 2023 Closing date: TBD	Up to 66,262 warrants expiring January 1, 2025 to purchase Common Stock at an exercise price of $0.42/shr	TBD	Manager compensation; general corporate and administrative expenses; orbital flight test hardware	Regulation CF
Opening date: September 1, 2023 Closing date: TBD	Up to 66,716 warrants expiring January 1, 2025 to purchase Common Stock at an exercise price of $0.25/shr	TBD	Manager compensation; general corporate and administrative expenses; orbital flight test hardware	Regulation CF
Opening date: March 17, 2023 Closing date: September 1, 2023	171,800 shares of Common Stock at $2.25/shr	$386,550	Manager compensation; general corporate and administrative expenses; orbital flight test hardware	Regulation CF
Opening date: November 22, 2022 Closing date: March 17, 2023	68,308 shares of Common Stock at $2.10/shr	$143,447	Manager compensation; general corporate and administrative expenses; business development; hardware testing at NASA Marshal Space Flight Center	Regulation CF
Opening date: November 8, 2021 Closing date: June 23, 2022	631,309 shares Common Stock at $2.10/shr	$1,325,750	Manager compensation; warehouse rental; DSTAR System decommissioning, transport, and storage; Pioneer station design, development, and engineering	Regulation CF
Opening date: September 12, 2022 Closing date: September 12, 2022	61,823,235 shares Common Stock at $0.001/shr	$61,646	Equity distributed to contractors, advisors, and other third parties as compensation	Rule 701
Opening date: January 1, 2021 Closing date: December 31, 2021	131,398 shares Common Stock at $0.11842/shr	$15,560	Advisor and contractor compensation	Rule 701
Opening date: April 1, 2021 Closing date: June 16, 2021	161,638 shares Common Stock at $1.20546/shr	$194,848	SAFE notes converted to Common Stock; designs and presentation materials for Voyager station; engineering and fabrication of DSTAR test article	Section 4(a)(2)

Offering dates	Security type	Money raised	Use of proceeds	Exemption from registration
Opening date: January 27, 2021 Closing date: June 16, 2021	796,000 shares Common Stock at $1.25/shr	$995,000	Manager compensation; DSTAR demonstration, warehouse rental, DSTAR System components, PSTAR and Gravity Ring engineering and prototype, PSTAR and Gravity Ring fabrication, Observer Drone development and fabrication	Regulation CF
Opening date: May 24, 2020 Closing date: December 11, 2020	2,682,758 shares Common Stock at $0.01875/shr	$50,299	Advisor and contractor compensation	Rule 701
Opening date: September 24, 2019 Closing date: September 24, 2019	15,400,000 shares Common Stock at $0.0005/shr	$7,077	Founders' stock	Rule 701

Restrictions on Transfer

Securities sold pursuant to Regulation CF may not be transferred by holders of such during a one-year holding period beginning when the securities were issued and ending on the first anniversary of such date, unless transferred:
1) To the Company;
2) To an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended;
3) As part of an offering registered with the SEC; or
4) To a *member of the family* of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a family member of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances.

"Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal-equivalent, sibling, mother, father, daughter, son, sister, brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

FINANCIAL INFORMATION

Material Changes & Other Information

In addition to the following information, please see the financial information listed on the cover page and the financial statements attached as Exhibit A, which are an important part of this Offering Statement and should be reviewed in their entirety.

On June 16, 2022, Above: Space Development Corporation ("ABOVE" or the "Company") was incorporated in Delaware, with 250,000,000 shares of capital stock authorized, of which 175,000,000 shares were designated as common, par value $0.001, and 75,000,000 shares were designated as preferred, with undesignated par value.

Also on June 16, 2022, Above: Orbital Inc. ("Orbital") was incorporated in Delaware with 1,000 common shares of stock authorized, par value $0.001, all of which were issued to and are owned by the Company, making Orbital a wholly-owned subsidiary of the Company.

On September 9, 2022, Orbital Assembly Corporation ("Assembly"), the predecessor of the Company, incorporated on August 21, 2019, in California, was merged with Orbital, effectively re-domiciling Orbital in the state of Delaware. As part of the merger, all outstanding equity interests of Assembly were exchanged for equity interests in the Company.

Recent Tax Return Information

As of the date hereof, the Company's federal and state tax returns for fiscal 2023 have not yet been filed.

Operations

On May 17, 2023, the Company signed a five year Umbrella Space Act Agreement with NASA with the stated purpose "of collaborative analysis, development, and testing of technology related to the Above: Space Development Corporation Commercial Space Station concept".


NASA Space Act Umbrella Agreement (SAA)
ABOVE signed an Umbrella Space Act Agreement with NASA Marshall Space Flight Center. This prestigious agreement includes:
• High level access to all NASA MSFC state-of-the-art ecosystem, facilities, staff, technology and tools, for testing and de-risking ABOVE's platforms
• Collaborative resources for analysis, development, software and hardware testing
• New hybrid and microgravity applications alliance
• Cooperative innovative pressure vessels program
NASA
Copyright 2023, Above: Space Development Corporation
ABOVE

On February 17 and March 20, 2023, the Company was awarded two contracts from the US Air Force totaling $1,770,000 to develop technologies related to on-orbit structures and energy production.

During the year ended June 30, 2023, the Company became revenue positive for the first time, recording revenue of $1,087,000.

For the year, ABOVE recorded a net loss of $155,000, representing decreases of $394,000 and $1,213,000 from the $549,000 and $1,368,000 of net losses earned by the Company's predecessor for the six months ended June 30,2022 and the year ended December 31, 2021.

Based on its existing contracts and two planned orbital missions, the Company anticipates that it will be revenue positive for the fiscal year ending June 30, 2024.

Liquidity & Capital Resources

During fiscal 2024 ending June 30, the Company plans to sell additional common equity via exempt offerings.

On September 1, 2023, the Company completed its fourth Reg-CF offering of its Common Stock, raising $387,000 via the sale of 171,800 shares at a price of $2.25 per share. This transaction brought the total equity capital raised by ABOVE and its predecessor to $3,181,000 as of September 30, 2023. As of such date, there were a total of 81,999,424 common and common equivalent shares outstanding consisting of 81,866,446 shares and 132,978 warrants.

During the fiscal year ended June 30, 2023, the Company and its predecessor raised $530,000 of equity capital via the sale of 240,108 shares of common stock. For the period from inception of the Company's predecessor on August 21, 2019 to June 30, 2022, the Company and Assembly raised $2,723,000 via the sale or placement of 81,660,770 common shares

On March 20, 2023, the Company closed on a term note issuance facility with a private lender in a committed amount of up to $500,000 in total. Each advance matures 90 days after issuance and may be extended for an additional 90 day period. The facility is evergreen. Advances bear interest at an annual fixed rate of 14.092% and are secured by a pledge of receivables. As of September 30, and June 30, 2023, there were no amounts outstanding under the facility.

The Company does not have any additional sources of capital other than those indicated above.

Capital Expenditures & Other Obligations

The Company does not intend to make any material capital expenditures in the next 12 months.

RELATED PARTY TRANSACTIONS

Related Person Transactions

From time to time the Company may engage in transactions with "related persons". Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

During the period from the inception of Orbital Assembly on August 21, 2019 to the date hereof, the Company has had the following Related Person Transactions.

Between April 1, 2023 and September 1, 2023, Cooper Alatorre, the son of Tim Alatorre, the Company's Vice Chairman, COO, and CFO, was employed as a part-time intern assisting with the move-in and set-up of operations at the NASA Marshall Space Flight Center in Huntsville, Alabama. For his services, Cooper Alatorre was paid $4,697. He is currently in his second year of university studies majoring in mechanical engineering at Brigham Young University, in Provo, Utah. His prior experience includes 5 years of machining and tooling. He has previously been employed with General Dynamics Corporation in Arkansas and Southern California, and with a machine shop in Northen California. He is fluent in both English and Japanese. It is expected that Cooper will continue to work with the Company on a part-time basis assisting with various programs and initiatives.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Rhonda Stevenson
Rhonda Stevenson
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Timothy Alatorre
Timothy Alatorre
Chairman of the Board, Chief Operating Officer, and Chief Financial Officer

/s/ Thomas R. Spilker
Thomas R. Spilker
Vice Chairman of the Board and Chief Technical Officer

/s/ Rhonda Stevenson
Rhonda Stevenson
Chief Executive Officer

/s/ Jeffrey Max
Jeffrey Max
Director

/s/ Robert Miyake
Robert Miyake
Director

Exhibit A - Financial Statements

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Independent Auditor's Report

SM CPAS, P.C.
10 NEW KING STREET, SUITE 118, WHITE PLAINS, NY 10604
914-397-1850 \ FAX 914-397-1854

To the Board of Directors and Management of
Above: Space Development Corporation and Subsidiary

Opinion
We have audited the financial statements of Above: Space Development Corporation and Subsidiary, which comprise the consolidated balance sheet as of June 30, 2023 and the related consolidated statement of operations, changes in shareholders' equity, and cash flows for the fiscal year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Above: Space Development Corporation and Subsidiary as of June 30, 2023, and the results of its operations and its cash flows for the fiscal year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying consolidated financial statement has been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from inception and has not yet commenced its principal operations and has indicated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of Above: Space Development Corporation and Subsidiary and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error. In preparing the financial statements, management is responsible for assessing Above: Space Development Corporation and Subsidiary's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements. As part of an audit in accordance with GAAS, we exercise professional judgement and maintain professional skepticism throughout the audit. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during our audit.



SM CPAS, P.C.

SMCPAS,PC
White Plains, New York
September 28, 2023

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidated Balance Sheets

	Above: Space Development Corporation The Company		Orbital Assembly Corporation The Predecessor	
	At June 30, 2023	At June 30, 2022	At June 30, 2022	At December 31, 2021
	audited	unaudited	unaudited	audited
Assets				
Current assets				
Cash and cash equivalents.................................. $	685,462	$ -	$ 521,642	$ 315,432
Accounts receivable...	90,254	-	-	-
Prepaid expenses and other..............................	66,375	-	59,665	44,674
Total current assets......................................	842,091	-	581,307	360,106
Total assets... $	842,091	$ -	$ 581,307	$ 360,106
Current liabilities				
Accounts payable and accrued expenses............. $	151,080	$ -	$ 66,767	$ 43,922
Due to related party...	-	-	10,333	$ -
Total current liabilities..................................	151,080	-	77,100	43,922
Long term liabilities				
Employee benefits liability.................................	1,089	-	(5,470)	10,857
Total long term liabilities...............................	1,089	-	(5,470)	10,857
Total liabilities...	152,169	-	71,630	54,779
Stockholders' equity				
Preferred Stock				
At June 30, 2023 and 2022				
75,000,000 shares authorized,				
undesignated par value,				
no shares issued and outstanding..................	-	-	na	na
Common Stock				
At June 30, 2023 and 2022				
175,000,000 shares authorized,				
par value of $0.001 per share,				
81,660,770 and 0 shares issued and				
outstanding, respectively.............................	19,980	-	na	na
At June 30, 2022 and December 31, 2021				
106,000,000 shares authorized,				
par value of $0.0001 per share,				
99,015,531 and 95,858,983 shares issued				
and outstanding, respectively.......................	na	-	11,244	11,050
Additional paid-in capital..................................	2,868,155	-	2,587,459	1,772,903
Retained earnings (deficit)...............................	(2,198,213)	-	(2,089,026)	(1,478,626)
Total stockholders' equity...........................	689,922	-	509,677	305,327
Total liabilities and equity........................... $	842,091	$ -	$ 581,307	$ 360,106

See accompanying Notes to Financial Statements

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidated Statements of Operations

	Above: Space Development		Orbital Assembly	
	Year ended June 30, 2023	**Period (14 days) from June 16, 2022 to June 30, 2022**	**Six months from January 1, 2022 to June 30, 2022**	**Year ended December 31, 2021**
	audited	*unaudited*	*unaudited*	*audited*
Revenue	$ 1,086,747	$ -	$ 2,133	$ -
Cost of goods sold	4,046	-	2,025	-
Gross profit	1,082,701	-	108	-
Operating expenses				
Employee wages and related costs	581,508	-	315,574	446,956
Marketing events	50,399	-	51,653	152,232
Engineering and development	124,749	-	8,125	128,805
Professional fees and consulting	290,355	-	141,543	-
Rent and overhead expense	87,067	-	35,372	423,565
Reimbursable expenses	25,621	-	7,366	-
Bank charges	15,820	-	115	-
Insurance expense	17,651	-	4,890	-
Travel expense	25,850	-	9,240	-
Office expense	22,454	-	2,417	-
General and administrative	-	-	35,000	217,348
Total	1,241,474	-	611,295	1,368,906
Operating loss	(158,773)	-	(611,187)	(1,368,906)
Other (income) expense				
Interest income	-	-	-	-
Interest expense	-	-	-	-
Other income	(3,819)	-	(787)	(512)
Other expense	-	-	-	-
Other income (expense), net	(3,819)	-	(787)	(512)
Net loss	$ (154,954)	$ -	$ (610,400)	$ (1,368,394)

See accompanying Notes to Financial Statements

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity

	Common Stock			Additional paid-in capital	Accumulated deficit	Total stockholders' equity
	Shares		Amount			
Orbital Assembly Corporation						
Balances at December 31, 2021 (audited).....	95,858,983	$	11,050	$ 1,772,903	$ (1,478,626)	$ 305,327
Issuance of shares...................	3,156,548	$	194	$ 814,556	$ -	$ 814,750
Net loss……………………………	-		-	-	(610,400)	(610,400)
Balances at June 30, 2022 (unaudited).........	99,015,531	$	11,244	$ 2,587,459	$ (2,089,026)	$ 509,677
Adjustments due to merger with Above: Space Development Corporation on September 9, 2022….........	(99,015,530)	$	(11,243)	$ (2,587,459)	$ 2,089,026	$ (509,676)
Balances at September 9, 2022 (unaudited)..	1	$	1	$ -	$ -	$ 1
Above: Space Development Corporation						
Balances at inception on June 16, 2022….....................	-	$	-	$ -	$ -	$ -
Net loss……………………………	-	$	-	$ -	$ -	$ -
Balances at June 30, 2022 (unaudited).........	-	$	-	$ -	$ -	$ -
Issuance of shares and adjustments in re merger Orbital Assembly Corporation on September 9, 2022….........	81,554,370		19,856	2,606,861	(2,043,259)	583,458
Issuance of shares in calendar Q1 2023.................	106,400		124	261,294	-	261,418
Net loss……………………………	-		-	-	(154,954)	(154,954)
Balances at June 30, 2023 (audited)….........	81,660,770	$	19,980	$ 2,868,155	$ (2,198,213)	$ 689,922

See accompanying Notes to Financial Statements

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidated Statements of Cash Flows

	Above: Space Development		Orbital Assembly	
	Year ended June 30, 2023	**Period (14 days) from June 16, 2022 to June 30, 2022**	**Six months from January 1, 2022 to June 30, 2022**	**Year ended December 31, 2021**
	audited	unaudited	unaudited	audited
Cash flows from operating activities				
Net loss...	$ (154,954)	$ -	$ (610,400)	$ (1,368,394)
Changes in assets and liabilities:				
Accounts receivable...............................	(90,254)	-	-	(1,974)
Prepaid expenses and other.....................	11,646	-	14,991	-
Accounts payable and acrued expenses...........	5,460	-	22,845	54,779
Cash provided by (used for) operating activities..................................	(228,102)	-	(572,564)	(1,315,589)
Cash flows from financing activities				
Shareholder contributions............................	423,484	-	778,774	1,616,063
Cash provided by (used for) financing activities..................................	423,484	-	778,774	1,616,063
Net cash flow......................................	$ 195,382	$ -	$ 206,210	$ 300,474
Cash				
Beginning of period..................................	$ 490,080	$ -	$ 315,432	$ 14,958
Net cash flow...	195,382	-	206,210	300,474
End of period......................................	$ 685,462	$ -	$ 521,642	$ 315,432
Supplemental Disclosures				
Cash paid for interest expense.....................	$ 7,478	$ -	$ -	$ -
Cash paid for income taxes.........................	$ 1,852	$ -	$ -	$ 1,705

See accompanying Notes to Financial Statements

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Notes to Financial Statements
For the fiscal year ended June 30, 2023

Note 1. Nature of Business & Significant Accounting Polices

Nature of Business

As of the date of these financial statements Above: Space Development Corporation ("the Company") is a corporation formed on June 16, 2022 under the laws of the State of Delaware, and is headquartered in Huntsville, Alabama. The Company specializes in turn-key construction services in low-earth and cislunar orbit. Additionally, the company provides construction support services and tools to other private space companies and government space agencies.

Above: Space Development Corporation has a wholly owned subsidiary, Above: Orbital Inc., which was formed on June 16, 2022.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is June 30. Financial statements from its subsidiary, Above: Orbital Inc. are consolidated with the parent company for purposes of this audit.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended June 30, 2023, the Company adopted Accounting Standards Update (ASU) 2014- 01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five- step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily records revenue from its long-term construction projects and service contracts over time as various performance obligations are fulfilled. As of the date of these financial statements, the Company has generated or recognized $1,086,747 in revenue, and has executed multiple revenue-producing contracts with US Department of Defense customers with anticipated revenue of over $844,700 in the coming fiscal year.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3: Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash & Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At June 30, 2023, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that may, at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance.

At June 30, 2023, the Company had $90,254 in outstanding accounts receivable balances. The Company does not believe any allowance for uncollectible accounts is necessary at this time.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary.

During the period ended June 30, 2023, the Company had no on-hand inventory, thus determined that no such impairment charges were necessary.

Advertising Costs

The Company's advertising costs are expensed as incurred.

During the period ended June 30, 2023, the Company recognized $44,283 in advertising costs.

Research & Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Development costs for the year ended June 30, 2023 were $124,748.

Shipping & Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

T The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date.

In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes based on the provisions promulgated by both the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return, and the States of California, Alabama and Delaware which have similar statutes. As such, all tax years are open since the Company's inception.

Recent Accounting Pronouncements

The Financial Accounting Standards Board periodically issues updated guidance or new accounting standards updates (ASUs) that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

Note 2.   Going Concern & Uncertainties

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses during the period of approximately $154,954, and recently commenced revenue generating operations, which, among other factors, introduces risk related to the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or sale of equity, its ability to increase the number of profitable contracts for its flagship products and services, and its ability to generate positive operating cash flow.

Under its former entity, Orbital Assembly Corporation, the Company completed an offering under Regulation CF with a registered funding portal in the second quarter of 2022 raising a total of $1,325,750. In the first quarter of 2023, under the current entity, Above: Space Development Corporation, the company initiated an offering under Regulation CF raising a total of $143,447. Following that raise, the company initiated an offering under Regulation CF, which included terms to grant warrants for former Regulation CF investors. As of July 17, 2023, this raise had $372,150 in commitments.

The Company intends to conduct additional offerings under Regulation D and Regulation CF with a registered funding portal in the latter half of 2023. The Company is also pursuing grant opportunities through various U.S. Government agencies, as well as Government-backed loan guarantees and private debt financing.

The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 3. Commitments & Contingencies

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

Note 4. SAFE Agreements

As of the end of the period, the Company had no SAFE agreements.

Note 5. Shareholders' Equity

During the fiscal year, the former entity, Orbital Assembly Corporation's assets were merged with a newly formed entity, Above: Orbital Inc., which was incorporated as a wholly-owned subsidiary of Above: Space Development Corporation. Above: Orbital Inc. was incorporated with 1,000 common shares of stock authorized, par value $.001, all of which are issued and owned by Above: Space Development Corporation.

As part of the merger, the Boards of Directors of Orbital Assembly Corporation and Above: Space Development Corporation, authorized the transfer of all investor equity outstanding in Orbital Assembly Corporation to Above: Space Development Corporation at a ratio of 5:1.

Above: Space Development Corporation has 175,000,000 shares of common stock authorized, par value $0.001, and 75,000,000 of preferred stock authorized. During the period from January 1, 2022 to June 30, 2023, the Company issued an aggregate of 62,311,668 shares, valued at the current total Fair Market Value of $140,201,253. Equity was distributed to officers, employees, contractors, advisors, and to third parties through Regulation CF rounds. The Company has reserved the remaining authorized but unissued shares for issuance or sale to other third parties.

A 409A valuation was performed by Carta Inc. with an effective date of January 13, 2023, setting a Fair Market Value of the equity at $2.10 per share. After the valuation, the company won two contract awards from the U.S. Department of Defense totaling over $1.77 million and the Board of Directors authorized the sale of equity at $2.25 per share.

Note 6. Subsequent Events

The Company has evaluated subsequent events through September 28, 2023, the date these financial statements were available to be issued, there are no subsequent events that have occurred.

Supplemental Information

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidating Balance Sheet

	As of June 30, 2023			
	Parent Above: Space Development Corporation	Subsidiary Above: Orbital Inc	Eliminations	Above: Space Development Corporation Consolidated
Assets				
Current assets				
Cash and cash equivalents……………………………	168,578	516,884	-	685,462
Accounts receivable………………………………………	-	90,254	-	90,254
Prepaid expenses……………………………………………	-	66,375	-	66,375
Investment in Above: Orbital…………………………	2,607,763	-	(2,607,763)	-
Due from Above: Orbital…………………………………	124,389	-	(124,389)	-
Total assets……………………………………………	2,900,730	673,513	(2,732,152)	842,091
Liabilities				
Current liabilities				
Accounts payable and accrued expenses……………	-	151,080	-	151,080
Due to Above: Space Development Corporation…….	-	124,389	(124,389)	-
Total current liabilities…………………………………	-	275,469	(124,389)	151,080
Long term liabilities				
Employee benefits liability……………………………	-	1,089	-	1,089
Total long term liabilities……………………………	-	1,089	-	1,089
Total liabilities…………………………………………	-	276,558	(124,389)	152,169
Stockholders' equity				
Common Stock………………………………………………	19,980	1	(1)	19,980
Additional paid-in capital……………………………	2,925,502	2,550,415	(2,607,762)	2,868,155
Retained earnings (deficit)…………………………	(44,752)	(2,153,461)	-	(2,198,213)
Total equity………………………………………………	2,900,730	396,955	(2,607,763)	689,922
Total liabilities and equity…………………………	2,900,730	673,513	(2,732,152)	842,091

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidating Statement of Operations

	For year ended June 30, 2023			
	Above: Space Development Corporation	Above: Orbital Inc	Eliminations	Above: Space Development Corporation Consolidated
Revenue	$ -	$ 1,086,747	$ -	$ 1,086,747
Cost of goods sold	-	4,046	-	4,046
Gross profit	-	1,082,701	-	1,082,701
Operating expenses				
Employee wages and related costs	-	581,508	-	581,508
Marketing events	-	50,399	-	50,399
Engineering and development	-	124,749	-	124,749
Professional fees and consulting	28,532	261,823	-	290,355
Rent and overhead expense	29	87,038	-	87,067
Reimbursable expenses	-	25,621	-	25,621
Bank charges	15,425	395	-	15,820
Insurance expense	-	17,651	-	17,651
Travel expense	-	25,850	-	25,850
Office expense	779	21,675	-	22,454
Total operating expenses	44,765	1,196,709	-	1,241,474
Operating income (loss)	(44,765)	(114,008)	-	(158,773)
Other income	(13)	(3,806)	-	(3,819)
Net income (loss)	$ (44,752)	$ (110,202)	$ -	$ (154,954)

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "ABOVE: SPACE

DEVELOPMENT CORPORATION", FILED IN THIS OFFICE ON THE SIXTEENTH

DAY OF JUNE, A.D. 2022, AT 10:45 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State



6860637 8100

SR# 20222743061

Authentication: 203726709

Date: 06-21-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:45 AM 06/16/2022
FILED 10:45 AM 06/16/2022
SR 20222743061 - File Number 6860637

CERTIFICATE OF INCORPORATION
OF
ABOVE: SPACE DEVELOPMENT CORPORATION

FIRST: The name of the corporation is Above: Space Development Corporation

SECOND: The address of the Corporation's registered office in the State of Delaware is 108 Lakeland Avenue, Dover DE 19901, County of Kent. The name of the Registered Agent at such address is Capitol Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware as the same exists or may hereafter be amended (the ***"DGCL").***

FOURTH: The Corporation is authorized to issue two classes of stock to be designated, respectively, Common Stock, par value $0.001 per share ("***Common Stock***") and Preferred Stock, par value $0.001 per share ("***Preferred Stock***"). The total number of shares of Common Stock that the Corporation shall have authority to issue is one hundred seventy-five million (175,000,000). The total number of shares of Preferred Stock that the Corporation shall have authority to issue is seventy-five million (75,000,000).

The Board of Directors of the Corporation is hereby granted the power to authorize by resolution, duly adopted from time to time, the issuance of any or all of the preferred stock in any number of classes or series within such classes and to set all terms of such preferred stock of any class or series, including, without limitation, its powers, preferences, rights, privileges, qualifications, restrictions and/or limitations. The powers, preference, rights, privileges, qualifications, restrictions and limitations of each class or series of the preferred stock, if any, may differ from those of any and all other classes or other series at any time outstanding. Any shares of any one series of preferred stock shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereof shall be cumulative."

FIFTH: The name and mailing address of the incorporator are as follows:

Peter Gennuso
McCarter & English LLP
825 Eighth Avenue, 31st Floor
New York, NY 10019

SIXTH: Subject to any additional vote required by the Certificate of Incorporation or bylaws of the corporation, in furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the corporation.

SEVENTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the corporation shall be determined in the manner set forth in the bylaws of the corporation.

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EIGHTH: Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the corporation may provide. The books of the corporation may be kept outside of the State of Delaware at such place or places as may be designated from time to time by the board of directors of the corporation or in the bylaws of the corporation.

TENTH: To the fullest extent permitted by law, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article TENTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article TENTH by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of, or increase the liability of any director of the corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ELEVENTH: To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which the DGCL permits the corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article ELEVENTH shall not adversely affect any right or protection of any director, officer or other agent of the corporation existing at the time of such amendment, repeal or modification.

TWELFTH: Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the bylaws of the corporation or (iv) any action asserting a claim governed by the internal affairs doctrine.

THIRTEENTH: Except as otherwise provided in this Certificate of Incorporation, the corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and to add or insert other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article THIRTEENTH.

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the incorporator of this corporation on this 15th day of June, 2022.

/s/ Peter Gennuso

Peter Gennuso
Incorporator

Exhibit C - Bylaws

BYLAWS OF
ABOVE: SPACE DEVELOPMENT CORPORATION

ARTICLE I
OFFICES

Section I.01   Offices. The address of the registered office of [Above: Space Development Corporation OR Above: Orbital Inc. OR Orbital Assembly] (hereinafter called the "**Corporation**") in the State of Delaware shall be at 108 Lakeland Ave., Dover, Delaware, 19901. The Corporation may have other offices, both within and without the State of Delaware, as the board of directors of the Corporation (the "**Board of Directors**") from time to time shall determine or the business of the Corporation may require.

Section I.02   Books and Records. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); *provided that* the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the Delaware General Corporation Law. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II
MEETINGS OF THE STOCKHOLDERS

Section II.01   Place of Meetings. All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware or by means of remote communication, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of meeting.

Section II.02   Annual Meeting. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

Section II.03   Special Meetings. Special meetings of stockholders for any purpose or purposes shall be called pursuant to a resolution approved by the Board of Directors and may not be called by any other person or persons. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

Section II.04   Adjournments. Any meeting of the stockholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section II.05 Notice of Meetings. Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and means of remote communication, if any, of every meeting of stockholders shall be given by the Corporation not less than 10 days nor more than 60 days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Notices of meetings to stockholders may be given by mailing the same, addressed to the stockholder entitled thereto, at such stockholder's mailing address as it appears on the records of the corporation, and such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may be given by electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section II.06 List of Stockholders. The Corporation shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of each class of capital stock of the Corporation registered in the name of each stockholder at least ten days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network if the information required to gain access to such list was provided with the notice of the meeting or during ordinary business hours, at the principal place of business of the Corporation for a period of at least ten days before the meeting. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to

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who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section II.07   Quorum. Unless otherwise required by law, the Corporation's Certificate of Incorporation (the "**Certificate of Incorporation**") or these bylaws, at each meeting of the stockholders, a majority in voting power of the shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power, by the affirmative vote of a majority in voting power thereof, to adjourn the meeting from time to time, in the manner provided in Section 2.04, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section II.08   Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the *stockholders* as it shall deem appropriate. At every meeting of the stockholders, the Chair of the Board, or in his or her absence or inability to act, the president, or, in his or her absence or inability to act, the person whom the Chair of the Board or president shall appoint, shall act as chair of, and preside at, the meeting. The secretary or, in his or her absence or inability to act, the person whom the chair of the meeting shall appoint a secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chair of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board of Directors or prescribed by the chair of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chair of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Section II.09   Voting; Proxies. Unless otherwise required by law or the Certificate of Incorporation, the election of directors shall be decided by a plurality of the votes cast at a meeting of the stockholders, at which a quorum is present, by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation, or these bylaws, any matter, other than the election of directors, brought before any meeting of stockholders, at which a quorum is present, shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as

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proxy may be documented, signed, and delivered in accordance with Section 116 of the General Corporation Law of the State of Delaware (the "**DGCL**") provided that such authorization shall set forth, or be delivered with, information enabling the Corporation to determine the identity of the stockholder granting such authorization. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.

Section II.10 Inspectors at Meetings of Stockholders. The Board of Directors, in advance of any meeting of stockholders, may, and shall if required by law, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of the inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting, the existence of a quorum and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board of Directors, the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies, votes, or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

Section II.11 Consent of Stockholders Without a Meeting. Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing or by electronic transmission, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware (by hand or by certified or registered mail, return receipt requested), its principal place of business, an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded, or to an information processing system designated by the corporation for receiving such consents in accordance with applicable law. Every consent shall bear the date of signature of each stockholder who signs the consent, and no consent shall be

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effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section 2.11, consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent shall, to the extent required by applicable law, be given to those stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section II.12 Fixing the Record Date.

(a)   In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting.

(b)   In order that the Corporation may determine the stockholders entitled to consent to corporate action without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action without a meeting: (i) when no prior action by the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery (by hand, or by certified or registered mail, return receipt requested) to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded and (ii) if prior action by the Board of Directors is required by

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law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.


ARTICLE III
BOARD OF DIRECTORS


Section III.01 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these bylaws, or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section III.02 Number; Term of Office. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board of Directors. Each director shall be elected at each annual meeting of the Shareholders to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified, or the earlier of such director's death, resignation or removal.

Section III.03 Newly Created Directorships and Vacancies. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, may be filled by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such director's death, resignation or removal.

Section III.04 Resignation. Any director may resign at any time by notice given either in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later time as is therein specified.

Section III.05 Removal. Except as prohibited by applicable law or the Certificate of Incorporation, the stockholders entitled to vote in an election of directors may remove any director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof.

Section III.06 Fees and Expenses. Directors shall receive such fees and expenses as the Board of Directors shall from time to time prescribe.

Section III.07 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or the Chair of the Board.

Section III.08 Special Meetings. Special meetings of the Board of Directors may be held at such times and at such places as may be determined by the Chair of the Board on at least 24 hours' notice to each director given by one of the means specified in Section 3.11 hereof other than by mail or on at least three days' notice if given by mail. Special meetings shall be called by the chairman or the secretary in like manner and on like notice on the written request of any two or more directors.

Section III.09 Telephone Meetings. Board of Directors or Board of Directors committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard. Participation by a director in a meeting pursuant to this Section 3.09 shall constitute presence in person at such meeting.

Section III.10 Adjourned Meetings. A majority of the directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours' notice of any adjourned meeting of the Board of Directors shall be given to each director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.11 hereof other than by mail, or at least three days' notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

Section III.11 Notices. Subject to Section 3.08, Section 3.10, and Section 3.12 hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation, or these bylaws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director's address as it appears on the records of the Corporation, facsimile, email, or by other means of electronic transmission.

Section III.12 Waiver of Notice. Whenever notice to directors is required by applicable law, the Certificate of Incorporation, or these bylaws, a waiver thereof, in writing signed by, or by electronic transmission by, the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board of Directors or committee meeting need be specified in any waiver of notice.

Section III.13 Organization. At each meeting of the Board of Directors, the chairman or, in his or her absence, another director selected by the Board of Directors shall preside. The

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secretary shall act as secretary at each meeting of the Board of Directors. If the secretary is absent from any meeting of the Board of Directors, an assistant secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the secretary and all assistant secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section III.14 Quorum of Directors. Except as otherwise permitted by the Certificate of Incorporation, these bylaws, or applicable law, the presence of a majority of the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section III.15 Action by Majority Vote. Except as otherwise expressly required by these bylaws, the Certificate of Incorporation, or by applicable law, the vote of a majority of the directors shall be the act of the Board of Directors.

Section III.16 Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission and any consent may be documented, signed, and delivered in any manner permitted by Section 116 of the DGCL. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

Section III.17 Committees of the Board of Directors. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter, and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article III.

Section III.18 Compensation. Directors of the Board may be compensated for their services, and shall be reimbursed for expenses, as fixed or determined by resolution of the Board of Directions. This section shall not be construed to preclude any director from serving the Corporation in any other capacity, as an Officer, Agent, Employee, or otherwise, or from receiving compensation for those services.

ARTICLE IV
OFFICERS

Section IV.01 Positions and Election. The officers of the Corporation shall be elected bi-annually by the Board of Directors and shall include a president, a treasurer, and a secretary. The Board of Directors, in its discretion, may also elect a Chair of the Board of Directors (who must be a director), one or more vice chairs (who must be directors), and one or more vice presidents, assistant treasurers, assistant secretaries, and other officers. Any two or more offices may be held by the same person. Except as otherwise provided in these bylaws, the Chair of the Board shall preside at all meetings of the Board of Directors and of stockholders. The Chair of the Board shall perform such other duties and services as shall be assigned to or required of the Chair of the Board by the Board of Directors. If no Chair of the Board of Directors is elected, and no Vice-Chair of the Board of Directors is elected, then the president shall preside at all meetings of the Board of Directors and of stockholders.

Section IV.02 Term. Each officer of the Corporation shall hold office until such officer's successor is elected and qualified or until such officer's earlier death, resignation, or removal. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors at any time, with or without cause, by the majority vote of the members of the Board of Directors then in office. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the president or the secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board of Directors.

Section IV.03 The President. The president shall have general supervision over the business of the Corporation and other duties incident to the office of president, and any other duties as may be from time to time assigned to the president by the Board of Directors and subject to the control of the Board of Directors in each case.

Section IV.04 Vice Presidents. Each vice president shall have such powers and perform such duties as may be assigned to him or her from time to time by the Chair of the Board of Directors or the president.

Section IV.05 The Secretary. The secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings, and shall perform like duties for committees when required. He or she shall give, or

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cause to be given, notice of all meetings of the stockholders and meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the president. The secretary shall keep in safe custody the seal of the Corporation and have authority to affix the seal to all documents requiring it and attest to the same.

Section IV.06 The Treasurer. The treasurer shall have the custody of the corporate funds and securities, except as otherwise provided by the Board of Directors, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

Section IV.07 Duties of Officers May Be Delegated. In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the president or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any director.

ARTICLE V
STOCK CERTIFICATES AND THEIR TRANSFER

Section V.01   Certificates Representing Shares. The shares of stock of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. Although any officer, transfer agent, or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent, or registrar were still such at the date of its issue.

Section V.02   Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be canceled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the president or any vice president or the treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

Section V.03   Transfer Agents and Registrars. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section V.04   Lost, Stolen, or Destroyed Certificates. The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner's legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

ARTICLE VI
GENERAL PROVISIONS

Section VI.01 Indemnification. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "**Proceeding**"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal, or modification of this Paragraph 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

Section VI.02 Delaware Forum Selection. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for:

> **(a)**   Any derivative action or proceeding brought on behalf of the corporation;

> **(b)**   Any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the corporation to the corporation or the corporation's stockholders;

11

(c) Any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the certificate of incorporation or the bylaws of the corporation; or

(d) Any action asserting a claim governed by the internal affairs doctrine;

in each case, subject to said court having personal jurisdiction over the indispensable parties named as defendants therein. If any action the subject matter of which is within the scope of this Section 6.02 is filed in a court other than a court located within the State of Delaware (a "**Foreign Action**") in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce this Section 6.02 (an "**Enforcement Action**"), and (y) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 6.02.

Section VI.03 Seal. The seal of the Corporation shall be in such form as shall be approved by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board of Directors.

Section VI.04 Fiscal Year. The fiscal year of the Corporation shall begin on the first day of each year.

Section VI.05 Checks, Notes, Drafts, Etc. All checks, notes, drafts, or other orders for the payment of money of the Corporation shall be signed, endorsed, or accepted in the name of the Corporation by such officer, officers, person, or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section VI.06 Dividends. Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property, or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

Section VI.07 Conflict with Applicable Law or Certificate of Incorporation. These bylaws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

ARTICLE VII
AMENDMENTS

12

Section VII.01   Amendments. These bylaws may be adopted, amended, or repealed or new bylaws adopted by the Board of Directors. The stockholders may make additional bylaws and may adopt, amend, or repeal any bylaws whether such bylaws were originally adopted by them or otherwise.



Exhibit D - Test the Waters page - Prometheus Announcement

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Prometheus Announcement
Tim Alatorre
03:48
ABOVE

Announcing our foremost mission: Prometheus

The mythic Greek figure, Prometheus is best known for defying the Olympian gods by stealing fire from them and giving it to humanity in the form of technology, knowledge, and civilization. The Above Space mission of the same name is likewise a gift to mankind of knowledge and technology, as it will usher into existence an opportunity for human beings to not just visit space for more than 455 days (the current record), but to live, work and recreate there indefinitely. To build a permanent space-faring civilization, in fact. This is an auspicious event. The hardware we test, the algorithms we run and the payloads we host will likely serve mankind for centuries. And you can be a part of it.

Current Interests

$1,256,500 - $1,262,000

10 Investors

Min goal	Stretch Goal
10,000	3,180,000

Pledge Now

ID: AS-TTW-2023
Exemption: Test the Waters
Issue Type: Equity
Common stock
Accredited Only: No
Financials: Audited
Audited By: SM CPAs
Price per Share: $2.65
Minimum Investment: $250
Minimum Goal: $10,000
Target Goal: $1,000,000
Planned Launch Date: October 24th, 2023



ABOVE Investor Deck - 10-

(Spoiler alert: Above Space has acquired something equal to fire in importance for humanity's assent into the heavens.)

The goal: $3.18 million to fund a scheduled mid-2024 launch window.

23.pdf
ABOVE Audited Financials - 6-30-23.pdf

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ABOUT ABOVE SPACE



Prometheus - 2024

The hardware we test, the algorithms we run, and the payloads we host, will likely serve mankind for centuries.

Prometheus

- Payload space oversubscribed by interested and committed customers.
- Platform designed to feed forward to be ISS replacement capturing current bottleneck for equivalent services.
- Feeds forward to crewed stations SIB and Pioneer
- Hardware testing underway at NASA Marshall Space Flight Center

Copyright 2023, Above: Space Development Corporation



ABOVE

Human beings have feet for one reason. Or, rather one G.

To live for more than a few hundred days on orbit, science has concluded there's still one essential thing that's missing for space habitats. Gravity. It has taken our species 3.7 billion years of evolution to adapt to Earth's gravity and in that time, we have become as dependent upon that force as we are water or air. It strengthens us. It gives our muscles mass and our bones density, it makes our hearts work harder. And without it, as several studies on astronauts and cosmonauts in orbit have shown, our bodies decline severely.

Every organization involved in long-term habitation in space knows this.

One company has a five-year head start on a solution.

Above.



The Opportunity: Build More Spaces in Space
Only one U.S.International Space Station
Many potential customers bottlenecked by one consistent platform with limited access, volume and cadence
No scalable, commercial destinations on orbit currently for 100s/ 1000s of eager corporations seeking rapid access to space.
Cost of launch decreasing makes space manufacturing, research and habitation more accessible
Zero gravity is impediment
Deep space communications 3%
Optical fiber ($1.3) 0.9%
Propellant depots 2.5%
Power electronics ($2) 1.3%
$3.2
$4.5
Life sciences 8.6%
$12.6
Media, entertainment, advertising 18.1%
$26.6
Estimated value in 2030 ($B)
$96
On orbit construction, and habitable platforms 65.4%
Copyright 2023, Above: Space Development Corporation
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Above is developing spaces in Space to fulfill the dream of low-gravity on-orbit habitation for all.

Drawing upon our team's 150 years of collective experience on over 30 space missions, plus the deep expertise of several hardware vendors and partners, Above has been working to develop the technology to build gravity-capable structures in space faster and at a dramatically lower cost.

Above Space milestones to date include:

- A full-scale working prototype of the DSTAR™, an automated truss building robotic system.
- A five-year umbrella Space Act Agreement with NASA to support Above's efforts to design space stations and platforms.
- Designed and built software and hardware for artificial gravity generating space platforms, with testing and validation at NASA's Marshall Space Flight Center.
- Filed multiple provisional patent applications (#63228459, #63345763, #63373308) and continuing the process of protecting Above's extensive portfolio of hardware and software intellectual property..
- Agreements with more than 60 potential partner-customers of these platforms, including the US Air Force AFRL division.
- Continuing testing and validation of emerging technology at NASA Marshall Space Flight Center.
- Two Air Force contracts totaling $1.8 million.
- Voyager-class™ station, PSTAR™, Gravity Ring™, Station-In-A-Box™, Prometheus, Archimedes, Pioneer-class™ space platforms and the OASIS™ habitation module designs.

NASA Space Act Umbrella Agreement (SAA)



Umbrella Agreement between Above: Space and NASA, Marshall Space Flight Center



- Includes collaborative analysis, development, software and hardware testing for Above: Space Commercial Space Station

- Collaboration on developing hybrid and microgravity applications

- High level access to all NASA MSFC state-of-the-art ecosystem, facilities, staff, technology and tools, for testing and de-risking Above's platforms



Vision/Mission:

To establish a scalable technological roadmap to guide us to the first gravity-capable, habitable space stations where humans may thrive. Ultimately, our goal is to build and operate our own on-orbit business parks with gravity.

PROBLEM

The ISS is a monument to man's ingenuity. It's also a dead end.

The International Space Station, a marvel in its day, has become a too-small, low-occupancy, backlogged bottleneck. The process of launching an experiment or payload to the ISS can take an average of two years, requires multiple committee validations and there's no guarantee that a commercial payload will not be bumped at the last minute to make room for a project or payload deemed more significant.

Cost is also a major barrier to doing business in space. Current estimates place the cost of clearing the regulatory hurdles and placing a payload package on the ISS at over $100,000 per kilogram. (1kg = 2.2 pounds, or around the weight of a liter bottle of water.)

While private space launch companies have successfully lowered launch costs compared to that of shuttle missions, the cost is still out of reach of most commercial teams.

And there's still the issue of gravity. Humanity has successfully, albeit temporarily, occupied space, but we have yet to master it. After years of advancing space development, we continue to be hindered by the physiological, psychological, and emotional effects of long-term habitability in a microgravity environment. Science tells us, if we want to spend more than a few hundred days in space at a time, artificial gravity is a necessity.

As you'll note in the next section, with such high demand, high costs, and a real need for a path to on-orbit gravity, the solution is, both literally and figuratively, Above.

The Opportunity

NEED: Rapid, persistent access to space platforms with frequent cadence and scalability

Current Solutions Are Either

 **Expensive** Limited Payload Capabilities

 **Limited** Access Long Wait Times

Or

 ISS - **Limited** Space
         - Limited Capabilities
         - Limited Power
         - Payload Restrictions
Only Other Alternative Is **China**

 Limited Capacity Busses
Limited Power
Ineffective Cadence
Not Scalable



Copyright 2023, Above: Space Development Corporation

WHY INVEST IN ABOVE

The commercialization of space is accelerating. The market value is expanding. The path toward success clearly runs through a capability that Above is leading the capitalization of.

The Prometheus mission is a critical stepping stone to opening up access to space for hundreds of commercial, government and academic organizations. And it represents a roadmap to building an incremental manned space infrastructure that will eventually become a platform with both microgravity and 1/6th Earth gravity (equal to the Moon's gravity) — first for dozens of people and eventually for hundreds.

Prometheus cuts the time it takes to put a product in orbit from years to months. With fewer hoops to jump through and a projected cost per payload kg that represents a massive leap forward. It's a complete game changer.

Demand for multiple free-flying orbiting laboratories is high. Other industry players are stuck in the past, with designs that recreate the same, small-volume microgravity-only platforms that have been used for over 60 years. Above Space is tapping into markets that have been held down by high costs and limited

access for decades.

Our extensive IP library with over 40 inventions in the patent pipeline and three patent-pending designs (#63228459, #63345763, #63373308) use a modular approach to start small and build larger structures for commercial and defense applications. By using proven space flight hardware, we aim to expedite humanity's pathway into commercial space at a much lower cost compared to any other on-orbit platform.









Our Intellectual Property
6 years of proprietary technology development
3 Patents pending
Pipeline of current and potential commercial customers including
Ascent SOLAR
CISLUNAR INDUSTRIES
SHIPSHAPE
LifeShip
1st gen artificial gravity algorithms for rotating structures validated at NASA Marshall
Consortium of dozens of partner companies including:
PARAGON
ROGUE
ULA United Launch Alliance
SIERRA SPACE
ROCKETLAB
Copyright 2023, Above: Space Development Corporation
ABOVE

THE OPPORTUNITY

A successful Prometheus Mission will allow us to move closer to our goal of making space available to virtually anyone, capitalizing on our established partnerships with heritage, legacy, and Commercial Off the Shelf (COTS) space systems to make rapid deployment and automated assembly a reality.

The Above: Space approach to refined, modular, automated designs that can scale to habitability accommodates the need for large structures with artificial gravity to support long-term manufacturing and production activities in space. These designs can advance commercial opportunities in profitable and meaningful ways on our fleet of space stations within the decade — step one will be a successful Prometheus uncrewed launch.

Above Space believes that our planned versatile, mixed-use facilities in Earth's orbit are the perfect locations to:

- Mass-produce materials of incredible strength
- Create technologies and materials to transmit both information and energy

- Grow large crystals for optics, communications, and research
- Manufacture organs and other biomaterials.
- Establish a base on which to live, thrive and capitalize on the potential of LEO.
- Enable innovation at a pace that scales with demand.



Our Space Platform Technology
Versatile, scalable platforms on orbit in 32 months or less
CISLUNAR INDUSTRIES
Ascent SOLAR
SHIPSHAPE
AFRL
ASU LightWorks
LifeShip
Automated Platforms
Increase to 53% volume of ISS
Station In a Box
Increase to 176% volume of ISS
Pioneer Station
A single Station In a Box can host over 8x the commercial customers of ISS and provide enough power to do metal and thin film manufacturing.
Copyright 2023, Above: Space Development Corporation
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GO-TO-MARKET ROADMAP

Prometheus Mission — Mid 2024

Q1 2023 – Mission and platform design

Q2 2023 – Bench top and flat floor testing at NASA MSFC

Q3 2023 – Finalize mission and platform design

Q4 2023 – Finalize customer manifest, further testing

Q1 2024 – Finish assembly and integration

Q2 2024 – Integrated spacecraft testing

Q3 2024 – Launch

The Prometheus mission, which is our first step toward making space commercialization accessible, has three goals. The test of six-axis cold gas thruster technology propulsion hardware, a real world run of the

Above Space software algorithm for navigation, and the hosting of critical payloads which serve as both a proof of concept and a necessary auxiliary funding source for the mission.

Archimedes Mission — Early 2025

Archimedes is a mission to validate our adaptive platform technology for power beaming. Archimedes could have seismic implications for both long-range communications and the race to net zero greenhouse gas emissions. The mission launch is slated for early 2025.

An ecosystem of partners and suppliers

A key to our orbital platforms' success is our partners, customers, and suppliers. Above Space has integrated a business model with an end-to-end supply chain and distribution system that easily connects terrestrial supply lines to business-to-business customers on orbit. These capabilities are designed to allow our commercial customers to continuously supply their existing terrestrial markets.

COMPETITIVE ANALYSIS

Planned and proposed competitive stations

The need for scaling to habitable platforms is critical. The space stations listed below have been announced by their host entity and are currently in planning, development or production. Each has (mistakenly) used the ISS as a blueprint for expanding mankind's habitation in space. Launch dates are subject to change.

Name	Entity	Program	Crew size	Launch date	Remarks
Lunar Gateway	NASA ESA CSA JAXA	Artemis	4	November 2024[80][81]	Intended to serve as a science platform and as a staging area for the lunar landings of NASA's Artemis program and follow-on human mission to Mars.
Axiom Station	Axiom Space	International Space Station programme	TBD	2024[82]	Eventually will detach from the ISS in the early 2030s and form a private, free flying space station for commercial tourism and science

					activities.
Russian Orbital Service Station (ROSS)	Roscosmos	Russia's next generation space station.	TBD	2027[83]	With Russia leaving the ISS programme in 2024, Roscosmos announced this new space station in April 2021 as the replacement for that program.
Starlab Space Station	NanoRacks Voyager Space Lockheed Martin Airbus	Private	4	2027[84]	"Commercial platform supporting a business designed to enable science, research, and manufacturing for customers around the world."
Orbital Reef Station	Blue Origin Sierra Space	Private	10	second half 2020s[85]	"Commercial station in LEO for research, industrial, international, and commercial customers."
ISRO space station	ISRO	Indian Human Spaceflight Programme	3	~2030[86][87] [88][89]	ISRO chairman K. Sivan announced in 2019 that India will not join the International Space Station, but will instead build a 20 ton space station of its own.[90] It is intended to be built 5–7 years after the conclusion of the Gaganyaan program.[91]

Lunar Orbital Station[92] (LOS)	Roscosmos		TBD	after 2030[93]	
TBD	Northrop Grumman	Private	4–8[94]		"to provide a base module for extended capabilities including science, tourism, industrial experimentation"[95]
Haven-1	Vast	Private	4	2025 [96]	"Scheduled to be the world's first commercial space station, Haven-1 and subsequent human spaceflight missions will accelerate access to space exploration"[97]
LIFE Habitat Pathfinder	Sierra Space	Private	TBD	2026	"Before offering LIFE for Orbital Reef, though, the company is proposing to launch a standalone "pathfinder" version of LIFE as soon as the end of 2026".[98]

Currently, no planned space station has the capability to create gravity on orbit and none listed have the space and capacity for crew, storage or manufacturing than the stations planned by **Above.** Prometheus is Above's first orbital commercial platform which will validate the successful operation of an industrial free-flyer.

THE MARKET

There is a a continuing and growing bottleneck for access to the International Space Station. With no cost relief in site. That is an opportunity for Above.

NASA recently announced that its 2021 economic output exceeded its annual budget by a factor of three, without the agency having an economic motive. In 2019 the global space economy was valued at over $424 billion.

Bank of America forecasts that the space economy could reach $1.4 trillion by 2030.

And the availability of gravity on orbit from Above Space makes that goal much more likely. The markets for on-orbit variable gravity environments include construction, manufacturing, research, production, testing and refining of procedures, space tourism, and, of increasing interest, additive manufacturing.



The Opportunity

TAM
$1.4 trillion USD,
by 2030

US Space Economy
$464 billion USD,
in 2022

For full TAM: **Need rapidly deployable, large volume, persistent platforms on orbit and beyond**

- Multiple platform availability – **3+ by 2028**
- **0.5% cost** of ISS per m3
- **300 times+ capacity** of capacity of ISS commercial area
- Ready customer base: Bottlenecks on ISS create immediate demand

ABOVE Projected Revenue Sources
Civil 25%
DOD 30%
Commercial 45%



Copyright 2023, Above: Space Development Corporation

Ultimately, Above Space's ability to capture a large portion of the space development market relies upon our nimbleness. We are continually building the on-orbit capabilities to be an end-to-end assembly, construction, and development provider. Which means, as market factors evolve, we can shift focus and resources to areas with the highest revenue potentials.

IMPRESSIVE MEDIA COVERAGE

The anticipation of Above Space's habitable stations have incited a vast amount of high-profile international coverage and public support, and we continue to capture major media support worldwide. More than 500 news articles, interviews, and features have appeared to date. These include highly respected broadcast news outlets such as CNN, NPR, and CNBC's News with Shepard Smith, as well as national talk shows such as Live with Kelly and Ryan and The Late Show with Steven Colbert. Print coverage includes The New York Times, Architectural Digest, Business Insider, the Robb Report, and BBC News.

Here are just a few of the links to recent stories, some with our previous name, Orbital Assembly:

- The New York Times
  The Future of Space Tourism Is Now. Well, Not Quite.
- Huntsville Business Journal
  Micro Meat and Orbital Assembly Team Up on Space-Based Food Production Venture
- Smithsonian Magazine
  Space Hotel Slated to Welcome Earthlings in 2025

Above Space has assembled a superb, experienced, passionate team representing many decades of space heritage, with professionals who were instrumental during the earliest days of NASA. Their combined expertise in the fields of construction, commercialization, mission management, design, engineering, physics, space architecture, space craft, space mission design, and business ensures Above Space's success in meeting our financial goals.



Team Highlight

Thomas Spilker, Ph.D.


Partial Mission List	Mission Significance	Key Contributions
Voyager	Decades long, historic, scientific mission	Radio Science Team support: science operations planning, implementing, execution. Saved planetary mass/gravity experiment at Neptune from failure.
Cassini	Exploring Saturn and its moons, revealing celestial wonders.	2 yrs Mission Planning Chief, coordinating science operations and operations-related analyses, e.g. limits of spacecraft flyby proximity to Titan.
Genesis	Collecting solar wind to study the origins of the Sun and solar system.	Multiple roles from proposal to operations, diagnosing parafoil issues, modeling thermal anomaly behavior to EOM, and verifying complex software calculations.
Rosetta	Orbited comet, deployed lander, revealed solar system origin secrets.	Science Co-Investigator for MIRO instrument, involved in design, testing, calibration, and flight operations, collaborating with ESA and scientists.
JPL Team X	Advanced Project Development Team	Science Representative and later Principal Space Flight Mission Architect due to success in various multi-disciplinary tasks across space mission disciplines.

Rob Miyake


Partial Mission List	Mission Significance	Key Contributions
Air Force Spacecraft	Supported multiple classified orbital flight systems to LEO, MEO, and GSO	Thermal system lead, providing input to the spacecraft system design to support test and flight for flight systems and earth entry systems.
SeaSat	Demonstrated microwave oceanographic remote sensing	Head thermal subsystem lead for the thermal design and provided inputs to the total flight system. Served as thermal lead for mission flight.
Mars Global Surveyor	Mapped, provided vital data about the Martian surface, atmosphere, climate.	Thermal system lead, input for spacecraft system designs, input to support test and flight operations
JPL	Multiple missions	Advanced technology and flight system development, including Antimatter Rocket, and thermal systems for 4 solar radai proximity operations to the Sun.
JPL Team X	Advanced Product Development Team	Thermal subsystem lead for design concepts for advanced missions.



Copyright 2023, Above: Space Development Corporation

ABOVE



Rhonda Stevenson

CEO, President

As President and Chief Executive Officer, Rhonda Stevenson is leading the team at Above Space to drive sustainable commercial innovation in the space habitation and construction industry.

Stevenson joined Above Space in 2021, after serving as a member of the executive advisory board. She has more than 20 years of business leadership and entrepreneurial experience in the aerospace sector, startups, and franchises, and instills a passion for building successful relationships within the space industry.

Stevenson also heads the non-profit organization ⎯ Tau Zero Foundation ⎯ dedicated to pioneering advancements toward interstellar flight, focusing on the intermediate steps of advanced propulsion and energy storage for on orbit capabilities and beyond. She is the creator and host of the "Space Matters" show, a syndicated weekly digest of space industry activities and relevant conversations.

In 2013, Stevenson founded Blue Elysium Enterprises, which provided strategic executive consulting to technology companies. Earlier in her career, she was chief marketing and promotions officer at Deep Space Industries, and founder of Space Mining and Resources Coalition.



Dr. Tom Spilker

CTO, VP of Engineering, VP of Space Systems Architecture Design

Dr. Tom Spilker, a co-founder of Above Space, leads Above Space's space systems development for several projects, including the near-term Pioneer-class and the Voyager-class Space Stations.

Prior to joining Above Space, Dr. Spilker consulted on space flight mission architectures and proposals and planetary and solar system science investigations, and provided high-level feasibility assessments and spacecraft system engineering for scientific space flight missions.

He served as both a scientist and engineer at NASA's Jet Propulsion Laboratory for more than 20 years, including 10 years as a Principal Space Flight Mission Architect. He worked on NASA's Voyager, Cassini, and Genesis missions, and was a co-Investigator for the microwave instrument on the European Space Agency's Rosetta mission.

Dr. Spilker earned an M.S.E.E and Ph.D.E.E. from Stanford University and a Bachelor of Science degree, summa cum laude, in Geophysics and Computer Science from Kansas State University.



Timothy Alatorre

NCARB, LEED AP: COO, CFO, Chair of Board, VP of Business Administration, VP of Habitation Architectural Design

Tim Alatorre NCARB, a founder of Above Space, brings more than 20 years of experience in business management, engineering, habitat design, and programming to his roles as chief operating officer and vice president of habitation design.

Alatorre was previously CEO of Domum, an internationally recognized architecture firm based in California. There, he increased revenue by 240% and grew the startup firm to a multinational organization overseeing more than $320 million in construction projects annually. He has supervised the design and construction of more than 600 structures and more than $1.5 billion in construction projects.

Alatorre has served as a planning commissioner and member of a municipal Architectural Review Committee for the city of Rocklin, CA, for several years, and worked as a consulting subject matter expert for the state of California for more than a decade.

Alatorre earned a Bachelor of Architecture degree from California Polytechnic State University in San Luis Obispo.



Dr. Jeff Greenblatt

VP of Science and Research

As a founding member of Above Space, Jeffery Greenblatt plays many roles, including project management, technical analysis, research, cost estimation, market assessment, and fundraising.

A well-known expert in energy analysis, climate policy and sustainable transportation, he began expanding his focus to emerging space technologies in 2014, and founded Emerging Futures, LLC, an environmental and space consultancy, in 2016.

Prior to that, he served as a staff scientist at Lawrence Berkeley National Laboratory for more than eight years. He has worked in climate and energy research capacities at Google, Environmental Defense Fund, Princeton University and the NASA Ames Research Center.

Greenblatt has a Ph.D. in Chemistry from the University of California, Berkeley, and a Bachelor of Science degree in Physics and Chemistry from Haverford College.



Robert Miyake

Senior Systems Thermal Engineer and Board Member

Robert Miyake has more than 60 years of experience as an engineer working in aerospace and space operations. He came out of retirement to join Above Space after more than 30 years at the Jet Propulsion Laboratory (JPL), where he was lead thermal systems and systems engineer, working on design, test and flight operations of spacecraft and flight instruments. While there, he worked on NASA missions including SeaSat, Topex MGS, IAE, WF/PC, and other flight instruments.

Prior to joining JPL in 1978, he worked at Lockheed Missile and Space Company on commercial and military aircraft. He started his career at Boeing Airplane Company in 1961, where he worked on many projects, including the 727 aircraft.

Miyake completed graduate studies in mathematics, bioengineering, system engineering and computer science, and received a Bachelor of Science degree in Mechanical Engineering with a thermal/fluids and nuclear emphasis at San Jose State College.



Eric Ward

VP of Engineering Design

Eric Ward is an experienced systems engineer and entrepreneur who sees growing the private space industry as the next step to progressing humanity's future by venturing beyond the planet. He has published multiple papers and presentations on system architecture and the space industry, and co-founded and operated several space industry startups.

Ward received a Master of Systems Design and Management degree from Massachusetts Institute of Technology and a Bachelor of Science degree in Mechanical Engineering from Oregon State University. His Erdős number, which is derived from co-authoring mathematical papers, is 4.

ADVISORS AND INVESTORS



Shawna Pandya, MD

Strategic Advisor - Space Medicine, Director of Medine

PHYSICIAN. SPEAKER. CITIZEN-SCIENTIST ASTRONAUT & AQUANAUT. MARTIAL ARTIST.
http://shawnapandya.com/

James Wolff, Esq

Above Space Co-Founder, Special Advisor



Experienced legal professional with business development and space startup experience.



Frank White

Author and Space Philosopher

Frank White has authored or coauthored numerous books on topics ranging from space exploration to climate change to artificial intelligence. His best-known work, The Overview Effect: Space Exploration and Human Evolution, is considered by many to be a seminal work in the field of space exploration. A film called "Overview," based largely on his work, has had nearly 8 million plays on Vimeo.



Andre Bormanis

Writer and Producer, Science Consultant for Star Trek, The Orville.

https://en.wikipedia.org/wiki/Andr%C3%A9_Bormanis



Janet Ivey

Television Host and Educator

Janet Ivey, creator of the TV children's series Janet's Planet that airs on 140+ public television stations nationwide, is committed to enriching the lives of children via education and TV and online programming.
https://en.wikipedia.org/wiki/Janet%27s_Planet



Kai Staats

Research Director for SAM at Biosphere 2

Entrepreneur, Research, and Scientist
https://en.wikipedia.org/wiki/Kai_Staats



Jeff Greason

Co-founder and Chief Technologist of Electric Sky, Chairman of the board of the Tau Zero Foundation

https://en.wikipedia.org/wiki/Jeff_Greason



Dan Hawk

Principal Scientist at United First Nations Planetary Defense

Dan is an International Committee Member for the National Space Society, a Member of the United Nations Indigenous Committee. Dan also is on a number of indigenous and space panels like the Indigenous Research Center, MIT Space Enabled Group, and Anthropogenic Environmental Impact on Space Traffic.



Jim Armor

CEO The Armor Group, LLC

Public Policy Committee, American Institute of Aeronautics and Astronautics US Air Force Major General, Retired



Jim Howe

VP of Government Relations at Centrus Energy

Experienced executive with extensive advocacy, government relations, communications, business development, and leadership experience in the private sector and in a variety of high-profile government positions.



Dave Fisher

President & Independent Consultant, Liftoff Strategic Advisors

Former VP Business Dev, Astroscale



John Mankins

Space Power Advisor, President of Artemis Innovation Management Solutions

https://en.wikipedia.org/wiki/John_C._Mankins



Tim Clements

Strategic Advisor - Manufacturing

Global expert in manufacturing, supply chain management, and fabrication.

USE OF PROCEEDS

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary fees	500	127,200
Compensation for managers	0	
Engineering and Design	0	1,628,000
Prometheus Flight Hardware	0	1,039,800
General corporate / Customer Acquisition / administrative	9,500	285,000
	10,000	3,180,000

TERM

This is an offering of common stock, under registration exemption 4(a)(6), in Above: Space Development Corporation. This offering must raise at least $10,000 by December 31, 2023, at 11:59pm ET. If this offering does not reach its target, then your money will be refunded. Above: Space may issue additional securities to raise up to $3,180,000 — the offering's maximum.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its post-money valuation) will be:

82,816,797 shares

× $2.65 per share

$219,464,512 implied valuation

INVESTOR PERKS



Package 1 - $530 - "Photo In Space" - 200 available

We will submit your photo in space on the Prometheus mission and take a photo of your photo! The easiest way to get to space! Terms and conditions apply.



Package 2 - $9,805 - "Your Name in Metal" - 20 available

Everything in Package 1, PLUS:

Your name engraved on the Prometheus spacecraft! We will provide pictures of your name on the spacecraft pre-launch AND in space!



Package 3 - $49,820 - "Come to the Launch" - 5 available

Everything in Package 1 and 2, PLUS:

A VIP invitation to the launch where we will present you a commemorative plaque for your significant investment.



Package 4 - $349,800 - "Commemorative Plaque on the Spacecraft" - 5 available

Everything in Package 1, 2 and 3, PLUS:

A min 42 cm2 plaque on the spacecraft noting your contribution to this critical incremental step to ensure that humanity becomes a permanent, space faring civilization!

Disclosure: this page represents Testing The Waters materials.

1. No funds or other consideration is being solicited, and if money is sent, it will not be accepted by the company;
2. No sales will be performed or commitments to purchase accepted until the offering statement is qualified; and
3. A proposed purchaser's indication of interest is non-binding.

About us

Cyber Security Policy

ADDITIONAL RESOURCES

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Funded Deals

© 2023 - Regulation Crowdfunding portal hosted by Silicon Prairie Online, an SEC/FINRA reporting Funding Portal.

Investments appearing on this portal involve significant risks including, illiquidity, no guarantee of returns, and possible loss of principal invested.
For more information, see our investor education materials. Not FDIC insured.

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Exhibit E – Subscription Agreement – form of

ABOVE: SPACE DEVELOPMENT CORPORATION SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.

Above: Space Development Corporation
Attn: Rhonda Stevenson
4100 Market Street SW
Suite 100
Huntsville, AL 35808

Ladies and Gentlemen:

I commit and subscribe to purchase from ABOVE: SPACE DEVELOPMENT CORPORATION, a Delaware corporation (the "Company") Common Stock in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon the Company's acceptance of subscriptions for the minimum amount as described in the Offering Statement as defined below. If this Subscription Agreement has been accepted, the Common Stock subscribed to hereby shall be issued to me in the form of shares.

With respect to such purchase, I hereby represent and warrant to you that:

1. Residence

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2. Subscription

a. I hereby subscribe to purchase the number of Shares set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the Common Stock subscribed.

Principal Amount of Common Stock[6] .... ___

b. I have funded my purchase via ACH, wire transfer, or I am enclosing a check made payable to "ABOVE: SPACE DEVELOPMENT CORPORATION" in an amount equal to 100% of my total subscription amount.

Portal Transaction ID (TXID) .... ___

c. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

---

[6] A minimum purchase of $230.00 is required for individual investors. Amounts may be subscribed for in $230.00 increments.

3. Representations of Investor

In connection with the sale of the Common Stock to me, I hereby acknowledge and represent to the Company as follows:

d. I hereby acknowledge receipt of a copy of the Company's Offering Statement on Form C, dated on or about October 30, 2023, (the "Offering Statement"), relating to the offering of the Common Stock.

e. I have carefully read the Offering Statement, including the section entitled "Risks Factors", and have relied solely upon the Offering Statement and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the Common Stock.

f. I have been given access to full and complete information regarding the Company (including the opportunity to meet with management and review all documents described in the Offering Statement and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Offering Statement.

g. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Common Stock, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Common Stock).

h. I understand that an investment in the Common Stock is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Common Stock. I can bear the economic risk of an investment in the Common Stock for an indefinite period and can afford a complete loss of such investment.

i. I understand that there may be no market for the Common Stock, that there are significant restrictions on the transferability of the Common Stock and that for these and other reasons, I may not be able to liquidate an investment in the Common Stock for an indefinite period.

j. I have been advised that the Common Stock has not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws") and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

k. I understand that I am not entitled to cancel, terminate, or revoke this subscription, my capital commitment, or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution, or termination.

l. I understand that capital contributions to the Company will not be returned after they are paid.

4. Investment Intent; Restrictions on Transfer of Securities

m. I understand that (i) there may be no market for the Common Stock, (ii) the purchase of the Common Stock is a long-term investment, (iii) the transferability of the Common Stock is restricted, (iv) the Common Stock may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the Common Stock.

n. I represent and warrant that I am purchasing the Common Stock for my own account, for long term investment, and without the intention of reselling or redistributing the Common Stock. The Common Stock is being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Common Stock. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Common stocks in the foreseeable future.

o. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Common Stock and for which the Common Stocks was or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

p. I understand that any sale, transfer, pledge, or other disposition of the Common Stock by me (i) may require the consent of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

5. Additional Representations of Investor

In connection with the sale of the shares to me, I further represent and warrant to the Company as follows:

a. *Individual Investor Only*. I am of legal age in my state of residence and have the legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the shares. The Subscription Agreement and the shares are my legal, valid, and binding obligations, enforceable against me in accordance with their respective terms.

b. *Entity Investor Only.* The undersigned is duly organized, formed, or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization, or formation. The undersigned has all requisite power and authority to execute, deliver, and perform its obligations under this Subscription Agreement and the shares and to subscribe for and purchase the shares subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance, and authorization to purchase the shares as may be requested by the Company. Execution, delivery, and performance of this Subscription Agreement and the shares by the undersigned have been authorized by all necessary corporate, limited liability company, or other action on its behalf, and the Subscription Agreement and the shares are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

c. I desire to invest in the shares for legitimate, valid, and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the shares are derived from legitimate and legal sources, and neither such funds nor any investment in the shares (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal, or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the shares.

d. If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules, and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors, and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

e. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

f. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the shares to me, and the shares would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the shares.

g. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the shares to me.

h. I acknowledge and agree that any approval or consent of a shareholder required under the shares may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable document format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

6. Investor Qualifications

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

a. Accredited Investor – Individuals. I am an INDIVIDUAL and:

___ **i.** I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

___ **ii.** I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

___ **iii.** I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

___ **iv.** I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)[7].

___ **v.** I am a director or executive officer of ABOVE: SPACE DEVELOPMENT CORPORATION

b. Accredited Investor – Entities. The undersigned is an ENTITY and:

___ **i.** The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test:

___ **ii.** The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

___ **iii.** The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

___ **iv.** The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

___ **v.** The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

___ **vi.** The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

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[7] This item shall only be a valid method of accreditation as an "accredited" investor under Rule 501(a) of Regulation D promulgated under the Securities Act, on or after December 8, 2020, as set in forth in SEC Release Nos. 33 10824 and 34-89669, File No. S7-24-19.

___ **vii.** The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

   ___ **(1)** the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

   ___ **(2)** the employee benefit plan has total assets in excess of $5,000,000; or

   ___ **(3)** the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

___ **viii.** The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

___ **ix.** The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring Common stocks and one or more of the following is true (check one or more, as applicable):

   ___ **(1)** an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

   ___ **(2)** a corporation;

   ___ **(3)** a Massachusetts or similar business trust;

   ___ **(4)** a partnership; or

   ___ **(5)** a limited liability company.

___ **x.** The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring Common stocks and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Common stocks.

___ **xi.** The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000.

___ **xii.** The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

___ **xiii.** The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940.

___ **xiv.** The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

___ **xv.** The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) above or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000.

___ **xvi.** The undersigned is a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

___ **xvii.** The undersigned is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in item (b)(xvi) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

___ **xviii.** The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) above and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b)(xvii).

c. Non-Accredited Investors.

___ The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor.

7. Miscellaneous

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order <u>to</u> verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations, and warranties contained herein. I agree that such agreements, representations, and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Common Stock. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage, or liability due to, or arising out of, a breach of any of my agreements, representations, or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.

SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____   Dated: _____

X _____   X _____
Signature   Signature of Second Individual (if applicable)

_____   _____
Name (type or print)   Name (type or print)

_____   _____
Social Security Number   Social Security Number

_____   _____
Telephone Number   Telephone Number

_____   _____
Residence Street Address   Residence Street Address

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Mailing Address (only if different from residence   Mailing Address (only if different from residence
address)   address)

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Email Address   Email Address

Individual Subscriber Type of Ownership:

The Common Stock subscribed for is to be registered in the following form of ownership **(check one)**:

___	Individual Ownership
___	Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married):
___	Tenants in common (both parties must sign). Briefly describe the relationship between the parties (e.g., married):

Source of Funds

___ Cash	___ CD	___ Liquidation
___ Margin or bank loan	___ Money market	___ Other

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

_____
Name of Entity (type or print)

_____
Telephone Number

X _____
Signature of Authorized Person

_____
Entity's Tax Identification Number

_____
Name & Title (typed or printed) of Signatory

_____
Contact Person (if different from Signatory)

_____
Principal Executive Office Address

_____
Mailing Address (if different from principal executive office)

_____
City, State & Zip Code

_____
City, State & Zip Code

_____
Email address

_____
Email address

Entity Subscriber Type of Ownership:

The Common Stock subscribed for is to be registered in the following form of ownership (check one):

___   Partnership

___   Limited liability company

___   Corporation

           Trust or estate (describe and attach evidence of authority:

___   _____

___   IRA Trust Account

           Other (describe):

___   _____

ACCEPTANCE

This Subscription Agreement is accepted by ABOVE: SPACE DEVELOPMENT CORPORATION

On _____

___ As to the principal amount of Common Stock set forth in item 2.a. **OR**

___ As to _____ in principal amount of Common Stock.

ABOVE: SPACE DEVELOPMENT CORPORATION

By: _____
Rhonda Stevenson
President & CEO

COUNTERPART SIGNATURE PAGE TO BYLAWS OF
ABOVE: SPACE DEVELOPMENT CORPORATION

IN WITNESS WHEREOF, the undersigned hereby executes this counterpart signature page to the bylaws of Above: Space Development Corporation, as the same may be amended from time to time, and hereby authorizes Above: Space Development Corporation to attach this counterpart signature page to the bylaws as executed by the other parties thereto.

X _____

Signature

X _____

Signature of Second Individual (if applicable)

_____

Name (type or print)

_____

Name (type or print)